As filed with the Securities and Exchange Commission on July 13, 2009
Registration No. 333-151131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SECURITY FEDERAL CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

South Carolina (State or Other Jurisdiction of Incorporation or Organization)	6035 (Primary Standard Industrial Classification Code Number)	57-08580504 (I.R.S. Employer Identification Number)

238 Richland Avenue, West, Aiken, South Carolina 29801; (803) 641-3000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Timothy W. Simmons, President and CEO
Security Federal Corporation
238 Richland Avenue, West
Aiken, South Carolina 29801; (803) 641-3000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
John F. Breyer, Jr., Esquire Breyer & Associates PC 8180 Greensboro Drive, Suite 785 McLean, Virginia 22102 (703) 883-1100	Dave M. Muchnikoff, P.C. Silver, Freedman & Taff, L.L.P. 3299 K Street, N.W., Suite 100 Washington, D.C. 20007 (202) 295-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  :

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)	Amount of registration fee
8.0% Convertible Senior Debentures Due 2029	$15,000,000	100%	$15,000,000	$837
Common Stock, par value $.01 per share	750,000 shares	(2)	(2)	N/A(2)

(1)  Estimated solely for the purpose of calculating the registration fee.
(2)  Pursuant to Rule 457(i), such indeterminate amount of shares as may be issuable upon conversion of the debentures, including such additional shares as may be issuable as a result of adjustments to the conversion price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We cannot sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated _______, 2009

PROSPECTUS

$5,000,000 Minimum/$15,000,000 Maximum
SECURITY FEDERAL CORPORATION
[LOGO]
8.0% Convertible Senior Debentures due 2029

Security Federal Corporation is offering an aggregate of up to $15.0 million principal amount of its 8.0% convertible senior debentures due December 1, 2029, which are referred to in this prospectus as the debentures. The debentures will be sold in minimum denominations of $5,000 and increments of $1,000 thereafter, up to a maximum amount of $1.0 million per subscriber. We will not accept subscriptions that would cause any investor to own or control more than 10% of our common stock following completion of this offering, including shares issuable upon the conversion of the debentures, unless this limitation is waived in one or more instances by our board of directors. We will sell debentures only by subscription, on a first priority basis to existing shareholders of record as of _____, 2009 located in the states of South Carolina and Georgia and then to the extent available, to members of the general public located in the states of South Carolina and Georgia. Our directors, director emeritus and executive officers intend to subscribe for approximately $2.7million of debentures in this offering in their capacity as existing shareholders. We may accept or reject any subscription in whole or in part in our sole discretion. Please make subscription checks payable to "Security Federal Corporation." We will not escrow your subscription funds. Subscription funds will be deposited into an account at our subsidiary, Security Federal Bank. You will become a debenture holder when we accept your subscriptions and issue a debenture to you after the completion of the offering. The offering is scheduled to end on _____________, 2009, but we may extend the offering until __________, 2009, at the latest. If subscriptions for a total of at least $5.0 million of debentures are not received by ____________, 2009, no debentures will be sold and subscribers' funds will be refunded promptly, with each subscriber's pro rata share of any interest actually earned on subscription funds. There is no selling agent or underwriter involved in this offering. Our directors, officers and certain employees will offer and sell the debentures on a best-efforts basis without compensation. Once we accept your subscription, you may not revoke it without our consent. We may also terminate the offering at any time.

The debentures are convertible at any time prior to maturity, unless previously redeemed. The debentures are convertible into common stock, par value $.01 per share, of Security Federal Corporation, at a conversion rate of 50 shares of common stock for each $1,000 principal amount of debentures (equivalent to a conversion price of $20.00 per share), subject to adjustment in certain events. On _____, 2009, the last reported sale price of the common stock on the OTC Bulletin Board (symbol "SFDL.OB") was $____ per share. The high bid and low asked prices for the common stock on that date were $____ and $____ per share, respectively. The debentures will not be listed for trading on the OTC Bulletin Board or any securities exchange; consequently it is anticipated the debentures will not be readily marketable. See "Market For Our Common Stock and Dividends."

The debentures will mature on December 1, 2029 and will accrue interest at the rate of 8.0% per annum until maturity or earlier redemption or repayment. Interest on the debentures is payable on June 1 and December 1 of each year, commencing December 1, 2009. The debentures are redeemable, in whole or in part, at the option of Security Federal Corporation at any time on or after December 1, 2019, at a price equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to, but excluding, the date of redemption. The debentures will be unsecured general obligations of Security Federal Corporation ranking equal in right of payment to all of our present and future unsecured indebtedness that is not expressly subordinated. If at any time after the earlier of (i) December 19, 2011 and (ii) the date on which all of the shares of our Series A Preferred Stock have been redeemed by us or transferred by the U.S. Treasury to third parties, we experience a fundamental change, holders may require us to repurchase for cash all or a portion of their debentures at a price equal to 101% of the principal amount of the debentures to be repurchased plus any accrued and unpaid interest to, but excluding, the date of repurchase  See "Description of  Debentures" beginning on page ____.

Investing in the debentures offered by this prospectus involves risks. See "Risk Factors" beginning on page __ of this prospectus.

The securities offered hereby are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any federal agency or state securities commission has approved disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Proceeds to Security Federal Corporation(1)(2)
Per Debenture	100%	100%
Per Minimum Purchase	$5,000	$5,000
Total Minimum	$5,000,000	$5,000,000
Total Maximum	$15,000,000	$15,000,000
Total
(1)  Plus accrued interest, if any, from _______, 2009.
(2)  Before deducting expenses payable by us, estimated at $____.

The date of this Prospectus is _______, 2009

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION	1
PROSPECTUS SUMMARY	2
RISK FACTORS	6
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA	22
A WARNING ABOUT FORWARD-LOOKING STATEMENTS	24
SECURITY FEDERAL CORPORATION	26
USE OF PROCEEDS	26
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES	27
MARKET FOR OUR COMMON STOCK AND DIVIDENDS	28
CAPITALIZATION	29
DESCRIPTION OF THE DEBENTURES	30
DESCRIPTION OF THE CAPITAL STOCK	42
RESTRICTIONS ON ACQUISITIONS OF STOCK AND RELATED TAKEOVER
DEFENSIVE PROVISIONS	46
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	48
PLAN OF DISTRIBUTION AND PROCEDURE FOR PURCHASING DEBENTURES	50
LEGAL MATTERS	51
EXPERTS	51

i

You should rely only on the information contained in or incorporated by reference in this prospectus and any "free writing prospectus" we authorize to be delivered to you. We have not authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference in this prospectus and any such "free writing prospectus." We are offering to sell, and seeking offers to buy, our 8.0% Convertible Senior Debentures due 2029 only in jurisdictions where those offers and sales are permitted. The information contained in or incorporated by reference in this prospectus and any such "free writing prospectus" is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus describes the specific details regarding this offering and the terms and conditions of the debentures being offered hereby, including the principal amount, interest rate and terms and conditions upon which our debentures are convertible into shares of our common stock, and the risks of investing in our debentures and our common stock. To the extent information in this prospectus is inconsistent with any of the documents incorporated by reference into this prospectus, you should rely on this prospectus. You should read this prospectus together with the additional information about us described in the section entitled "Where You Can Find More Information."

As used in this prospectus, the terms "we," "our" and "us" refer to Security Federal Corporation and its consolidated subsidiaries, unless the context indicates otherwise. When we refer to the "Bank" in this prospectus, we are referring to Security Federal Bank, a wholly owned subsidiary of Security Federal Corporation.

ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect without charge any documents filed by us at the Public Reference Room of the Securities and Exchange Commission or SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC's website at www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all of the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC's Public Reference Room in Washington D.C., as well as through the SEC's website.

Our recent SEC filings are also available to the public free of charge at our website at www.securityfederalbank.com. Except to the extent it contains the documents specifically incorporated by reference below, the information on our website is not incorporated by reference into the registration statement or the prospectus.

As allowed by the SEC's rules, we "incorporate by reference" certain information that we file with the SEC, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	Annual Report on Form 10-K for the fiscal year ended March 31, 2009.

Notwithstanding the above, we are not incorporating by reference any documents or information deemed to have been "furnished" and not "filed" in accordance with SEC rules.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information you need to consider in making your investment decision. You should read carefully the entire prospectus and the documents incorporated by reference herein and therein, including the section entitled "Risk Factors" and read our consolidated financial statements and the notes thereto before making an investment decision.

The debentures offered hereby are unsecured obligations of Security Federal Corporation, are not savings accounts, deposits or other obligations of any depository institution or subsidiary of Security Federal Corporation and are not insured by the Federal Deposit Insurance Corporation, also referred to in this document as the FDIC, or any other government agency.

SECURITY FEDERAL CORPORATION

Security Federal Corporation was incorporated under the laws of the State of Delaware in July 1987 for the purpose of becoming the savings and loan holding company for Security Federal Bank, otherwise referred to in this prospectus as the Bank, upon the Bank's conversion from the mutual form of ownership to the stock form of ownership. Effective August 17, 1998, Security Federal Corporation changed its state of incorporation from Delaware to South Carolina. Security Federal Corporation's common stock is quoted on the OTC Bulletin Board under the symbol "SFDL.OB."

We serve our primary market areas, Aiken, Richland and Lexington Counties, South Carolina, and Columbia, County, Georgia, through our 13 retail banking offices. At March 31, 2009, we had total assets of $984.7 million, including loans receivable, net, of $611.1 million, investment and mortgage-backed securities of $314.1 million, deposits of $661.7 million and shareholders' equity of $67.1 million.

Our principal business is accepting deposits from the general public and originating commercial business and real estate loans and, to a lesser extent, residential mortgage loans to enable borrowers to purchase or refinance one- to four-family residential real estate. In addition, we make consumer loans and construction loans on single family residences, multi-family dwellings and commercial real estate, as well as loans for the acquisition, development and construction of residential subdivisions and commercial projects. Additional financial services are provided by three of our wholly owned subsidiaries, Security Federal Insurance, Inc., Security Federal Investments, Inc. and Security Federal Trust, Inc. Effective April 1, 2009, in an effort to streamline costs and lessen the regulatory burden, we plan to merge Security Federal Investments, Inc. and Security Federal Trust, Inc. into the Bank. As a result, the two subsidiaries will cease to exist separately and will instead become departments of the Bank.

Our income is derived primarily from interest and fees earned in connection with our lending activities, and our principal expenses are interest paid on savings deposits and borrowings and operating expenses. Our results of operations are largely dependent upon our net interest income, which is the difference between the interest we receive on our loan portfolio and our securities portfolio and the interest we pay on our deposit accounts and borrowings, and our asset quality.

We have recently achieved significant growth. Our consolidated assets have increased from $586.0 million at March 31, 2005 to $984.7 million at March 31, 2009. Although we expect our growth rate to slow down in light of the current recessionary economy, our long term business strategy is to grow in a reasonable manner through the expansion of our branch network either by purchasing branches from other financial institutions or establishing new branches in suitable locations within our existing market areas. This will permit us to continue to meet the financial services needs of the communities we serve and to take advantage of the projected growth in population and income which management believes will occur in our primary market areas. In addition, our business strategy includes the possible acquisition of other financial services institutions and related companies operating generally within our market areas. Although we have no current written or oral arrangements, commitments or understandings relating to current acquisitions, on an ongoing basis we enter into possible acquisition discussions consistent with our business strategy.

Our executive office is located at 238 Richland Avenue West, Aiken, South Carolina 29801, and our telephone number is (803) 641-3000.

Recent Developments

On December 19, 2008, pursuant to the Troubled Asset Relief Program Capital Purchase Program of the United States Department of the Treasury ("Treasury"), we sold to Treasury 18,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, referred to in this prospectus as the "Series A Preferred Stock", liquidation preference amount $1,000 per share, for an aggregate purchase price of $18.0 million, and concurrently issued to Treasury a ten-year warrant to purchase up to 137,966 shares of our common stock at an exercise price of $19.57 per share. The Series A Preferred Stock is entitled to cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The issuance of the Series A Preferred Stock and the warrant were completed in a private placement to Treasury exempt from the registration requirements of the Securities Act of 1933. The terms of the Series A Preferred Stock are described under "Description of the Capital Stock—Series A Preferred Stock."   The securities purchase agreement between us and Treasury was attached as Exhibit 10.1 to our Current Report on Form 8-K filed on December 23, 2008 and incorporated into this prospectus by reference. See "Where You Can Find More Information."

THE OFFERING

Debentures Offered	Up to $15.0 million aggregate principal amount of 8.0% Convertible Senior Debentures due 2029.
Maturity Date	December 1, 2029
Interest Payment Dates	June 1 and December 1 of each year, commencing December 1, 2009.
Conversion Rights
The debentures are convertible into our common stock at any time prior to maturity, unless previously redeemed. The debentures are convertible into our common stock at a conversion rate of 50 shares of common stock for each $1,000 principal amount of debentures (equivalent to a conversion price of $20.00 per share), subject to adjustment in certain events described herein, unless previously redeemed. See "Description of the Debentures - Conversion Rights."

Optional Redemption by us
The debentures may be redeemed at our option, whole or in part, at any time on or after December 1, 2019 at the redemption price equal to 100% of the principal amount of the debentures to be redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date. See "Description of the Debentures - Optional Redemption."

Mandatory Redemption	None.
Fundamental change
If at any time after the earlier of (i) December 19, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we undergo a fundamental change (as defined herein), holders may require us to repurchase all or a portion of their debentures at a repurchase price equal to 101% of the principal amount of the debentures to be repurchased plus any accrued and unpaid interest, if any, to, but excluding, the repurchase date. See "Description of the Debentures–Fundamental Change Permits Holders to Require Us to Repurchase Debentures."

Ranking	The debentures will rank:

●	senior in right of payment to all our existing and future subordinated indebtedness, including our $5.2 million of floating rate junior subordinated deferrable interest debentures due 2036;

●	equal in right of payment to all our present and future unsecured indebtedness that is not expressly subordinated; and

●	effectively subordinated to all of our subsidiaries' obligations (including secured and unsecured obligations) and subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations.

As of March 31, 2009, we had no indebtedness senior or equal in right of payment to the dedentures. While the indenture governing the terms and conditions of the debentures prohibits us from incurring unsecured indebtedness that would be senior in right of payment to the debentures, it does not otherwise prohibit or limit the incurrence of additional indebtedness. Because Security Federal Corporation is a corporation without significant assets, other than its equity interest in the Bank, in a bankruptcy or liquidation proceeding, claims of holders of the debentures may be satisfied solely from the equity interest in the Bank remaining after satisfaction of all claims of creditors of the Bank (including depositors).

Sinking Fund	None.

Covenants	The debentures and the related indenture do not contain any financial maintenance or similar covenants. However, the indenture, among its other provisions, restricts our ability to grant liens, enter into certain transactions with affiliates, dispose of the Bank or its assets, pay dividends on, or repurchase our common stock under certain circumstances, and prohibits us from consolidating or mergin with another entity unless:

●	the other entity assumes our obligations under the indenture,

●	immediately after the merger or consolidation takes effect, we will not be in default and no event which, after notice or lapse of time or both, would become a default, under the indenture, and

●	certain other conditions are met including delivery by us to the indenture trustee of an appropriate opinion of counsel. See "Description of te Debentures - Consolidation, Merger and Sale of Assets."

Rights of Acceleration
If an event of default has occurred and is continuing, the trustee or the holders of at least 25% in pricipal amount of the then outstanding debentures may declare the principal amount of all the debentures, tegether with accrued but unpaid interest thereon, to be immediately due and payable, subject in certain circumstances to rescission or waiver by the holders of at least a majority in principal amount of debentures.  See "Description of the Debentures - Events of Default."

Use of Proceeds
We intend to utilize up to $5.0 million of the net proceeds to repay a line of credit with another financial institution.  The unsecured line of credit has an interest rate equal to one month LIBOR plus 2.0%.  At March 31, 2009 the interest rate was 2.52%.  We intend to utilize any remaining net proceeds for general corporate purposes, which may include future acquisitions as well as investments in or extensions of credit to Security Federal Bank and our existing or future subsidiaries.  See "Use of Proceeds."

Common Stock Outstanding
At March 31, 2009, there were 2,459,595 shares of Security Federal Corporation common stock issued and outstanding and 18,000 shares of our preferred stock issued and outstanding, all of which consisted of our Series A Preferred Stock, which we issued, along with a ten-year warrant to purchase 137,966 shares of our common stock, to Treasury on December 19, 2008 pursuant to Treasury's Troubled Asset Relief Program Capital Purchase Program.  In addition, an aggregate of 100,500 shares of common stock were issuable upon exercise of oustanding stock options at March 31, 2009, none of which had an exercise price less than the market price of the common stock as of that date.

Risk Factors	See "Risk Factors."
Listing	It is not our intention to list the debentures on any securities exchange. Our common stock is quoted on the OTC Bulletin Board under the symbol "SFDL.OB".

RISK FACTORS

An investment in our debentures involves various risks which are particular to us, our industry, and our market area. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information included in this prospectus. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition and results of operations. The value or market price of our debentures and the common stock to be issued upon conversion of the debentures could decline due to any of these identified or other risks, and you could lose all or part of your investment.

Risks Relating to Recent Economic Conditions and Governmental Response Efforts

Recently enacted legislation and other measures undertaken by the Treasury, the Federal Reserve and other governmental agencies may not help stabilize the U.S. financial system or improve the housing market.

Emergency Economic Stabilization Act of 2008. On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 (EESA) which, among other measures, authorized the Treasury Secretary to establish the Troubled Asset Relief Program (TARP). The EESA gives broad authority to the Treasury to purchase, manage, modify, sell and insure the troubled mortgage related assets that triggered the current economic crisis as well as other troubled assets. The EESA includes additional provisions directed at bolstering the economy, including: authority for the Federal Reserve to pay interest on depository institution balances; mortgage loss mitigation and homeowner protection; temporary increase in FDIC insurance coverage from $100,000 to $250,000 through December 31, 2009; and authority for the Securities and Exchange Commission to suspend mark-to-market accounting requirements for any issuer or class for a specific category of transactions.

Pursuant to the TARP, the Treasury has the authority to, among other things, purchase up to $700 billion in mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

The EESA followed numerous actions by the Federal Reserve, Congress, Treasury, the Securities and Exchange Commission, and others to address the currently liquidity and credit crisis that has followed the sub-prime meltdown that commenced in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the repeated lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; coordinated international efforts to address illiquidity and other weaknesses in the banking sector.

In addition, the Internal Revenue Service has issued an unprecedented wave of guidance in response to the credit crisis, including a relaxation of limits on the ability of financial institutions that undergo an ownership change to utilize their pre-change net operating losses and net unrealized built-in losses. The relaxation of these limits may make significantly more attractive the acquisition of financial institutions whose tax basis in their loan portfolios significantly exceeds the fair market value of those portfolios.

Moreover, on October 14, 2008, the FDIC announced the establishment of a TLGP to provide full deposit insurance for all non-interest bearing transaction accounts and guarantees of particular newly issued senior unsecured debt issued by FDIC insured institutions and their holding companies. Under the program, the FDIC will guarantee timely payment of newly issued senior unsecured debt issued on or before October 31, 2009. The guarantee on debt issued before April 1, 2009, will expire no later than June 30, 2012. The guarantee on debt issued on or after April 1, 2009, will expire not later than December 31, 2012. The Bank has elected to participate in the TLGP.

The actual impact that EESA and such related measures undertaken to alleviate the credit crisis, including the extreme levels of volatility and limited credit availability currently being experienced, is unknown. The failure of such measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

American Recovery and Reinvestment Act of 2009. On February 17, 2009, President Obama signed The American Recovery and Reinvestment Act of 2009, (ARRA), into law. The ARRA is intended to revive the US economy by creating millions of new jobs while reducing home foreclosures. In addition, the ARRA significantly rewrites the original executive compensation and corporate governance provisions of Section 111 of the EESA, which pertains to financial institutions that have received or will receive financial assistance under TARP or related programs. The specific impact that these measures may have on us is unknown.

Recent negative developments in the financial industry and credit markets may continue to adversely impact our operations, financial condition and results of operations.

We are particularly exposed to downturns in the U.S. housing market. Dramatic declines in the housing market over the past year -- with falling home prices, increases in foreclosures, unemployment and under-employment -- have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities, major commercial and investment banks, and regional financial institutions such as us. Concerned about the stability of the financial markets and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including funding to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility, and widespread reduction of business activity generally. The resulting economic pressures on consumers and lack of confidence in the financial markets have adversely affected our business, financial condition and results of operations. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

●	We potentially face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

●
Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage and underwrite our customers become less predictive of future behaviors.

●
The process we use to estimate losses inherent in our loan and investment portfolios requires difficult, subjective and complex judgments, including forecasts of economic conditions, particularly with respect to how these economic conditions might impair the ability of our borrowers and trust preferred securities issuers to repay their debts. The level of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates which may, in turn, impact the reliability of the process.

●	Competition in our industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.

We expect to pay significantly higher FDIC premiums because market developments have significantly depleted the FDIC insurance fund and the ratio of reserves to insured deposits has declined.

Current levels of market volatility are unprecedented and could adversely affect our liquidity, results of operations and financial condition.

The capital and credit markets have been experiencing volatility and disruption for more than a year reaching unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. If current levels of market disruption and volatility continue or worsen, our ability to access capital may be adversely affected, which in turn could adversely affect our business, financial condition and results of operations.

We may be required to make further increases in our provisions for loan losses and to charge off additional loans in the future, which could adversely affect our results of operations.

For the year ended March 31, 2009 we recorded a provision for loan losses of $2.8 million compared to $895,000 for the year ended March 31, 2008, an increase of $1.9 million. We also recorded net loan charge-offs of $745,000 for the year ended March 31, 2009 compared to $250,000 for the year ended March 31, 2008. We are experiencing increasing loan delinquencies and credit losses. Generally, our non-performing loans and assets reflect operating difficulties of individual borrowers resulting from weakness in the local economy, however, more recently the deterioration in the general economy has become a significant contributing factor to the increased levels of delinquencies and nonperforming loans. Slower sales and excess inventory in the housing market has been the primary cause of the increase in delinquencies and foreclosures for residential construction and land development loans, which represent 77.0% of our nonperforming assets at March 31, 2009. In addition, slowing housing sales have been a contributing factor to the increase in non-performing loans as well as the increase in delinquencies. At March 31, 2009 our total non-performing loans had increased to $12.9 million or 2.13% of net loan receivable compared to $6.0 million or 1.17% of net loan receivable at March 31, 2008. If current trends in the housing and real estate markets continue, we expect that we will continue to experience higher than normal delinquencies and credit losses. Moreover, if a prolonged recession occurs, we expect that if could severely impact economic conditions in our market areas and that we could experience significantly higher delinquencies and credit losses. As a result, we may be required to make further increases in our provision for loan losses and to charge off additional loans in the future, which could adversely affect our financial condition and results of operations, perhaps materially. exercise of the warrant is not bound by this restriction.

Risks specific to our participation in TARP

Impact on executive compensation. As a participant in the Treasury's CPP, we became subject to the executive compensation requirements under the CPP, the EESA and Treasury regulations. The requirements that apply to us and our named executive officers are as follows:

•	incentive compensation arrangements may not encourage officers to take unnecessary risks;

•
any bonus or incentive compensation paid to an officer based on statements of earnings, gains or other criteria that are later proved to be materially inaccurate must be repaid (known as "clawback"); and

•
payments to an officer upon termination of employment may not exceed 2.99 times the officer's base amount (as defined in Section 280G of the Internal Revenue Code of 1986) (known as a "golden parachute payment").

In addition, our Compensation Committee must identify the features in the named executive officers' compensation arrangements that could lead officers to take unnecessary and excessive risks that could threaten our value. The Committee must also have a meeting at least annually with our senior risk officers to discuss and review the relationship between our risk management policies and practices and named executive officer compensation arrangements.

We became subject to the additional executive compensation limitations in connection with the enactment of ARRA on February 17, 2009. The ARRA amends, among other things, the TARP legislation by directing the Treasury Department to issue regulations implementing strict limitations on compensation paid or accrued by financial institutions, such as us, participating in the TARP. These limitations are to include:

•	a prohibition on any compensation plan that would encourage manipulation of reported earnings;

•
subjecting bonus, incentive and retention payments made to the named executive officers and the next 20 most highly compensated employees to recovery if based on statements of earnings, revenues, gains or other criteria that are later found to be materially inaccurate;

•
a prohibition on making golden parachute payments (in any amount) to the named executive officers and the next five most highly compensated employees for departure from us other than compensation earned for services rendered or accrued benefits; and

•
a prohibition on paying bonus, incentive or retention compensation to the named executive officers, other than certain awards of long-term restricted stock or bonuses payable under existing employment agreements.

In addition, the Board of Directors must adopt a policy regarding excessive or luxury expenditures, such as entertainment or events, office renovations and other activities that are not reasonable expenditures for staff development. We are also required to submit a "say-on-pay" proposal to a non-biding vote of shareholders at future annual meetings, whereby shareholders vote to approve the compensation of executives as disclosed pursuant to the executive compensation disclosures included in the proxy statement. This proposal will be presented at the 2009 Annual Meeting of Shareholders and is described in our proxy statement under "Proposal 2 - Advisory Vote on Executive Compensation." In addition, there are a number of certifications by the Chief Executive Officer, Chief Financial Officer and Compensation Committee that will be required in connection with these regulations. Finally, the Treasury Department is required to review any bonus, retention awards or other compensation paid to our named executive officers and the next 20 most highly compensated employees to determine if these payments were excessive and negotiate for the reimbursement of any such excess payments.

The ARRA directs the Treasury Department to issue regulations implementing the executive compensation restrictions. Many questions remain regarding the scope of the limitations and the requirements of the ARRA because none of the regulations mandated by the law have been issued to date. Pending the issuance of regulations, we are reviewing the requirements of the ARRA, its impact on compensation, and the effect of its requirements on our compensation arrangements. Actions required by the ARRA and consideration of competitive factors may include changes to the form and amount of compensation paid to our executive officers, including adjustments to base salaries, the reduction or elimination of bonus compensation, issuance of long-term restricted stock awards and modifications to existing agreements.

The securities purchase agreement between us and Treasury limits our ability to pay dividends on and repurchase our common stock.

The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) December 19, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) increase the cash dividend on our common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock other than the Series A Preferred Stock or trust preferred securities. In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Stock. These restrictions, together with the potentially dilutive impact of the warrant described in the next risk factor, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our Board of Directors could reduce or eliminate our common stock dividend in the future.

The Series A Preferred Stock impacts net income available to our common shareholders and earnings per common share and the warrant we issued to Treasury may be dilutive to holders of our common stock.

The dividends declared on the Series A Preferred Stock will reduce the net income available to common shareholders and our earnings per common share. The Series A Preferred Stock will also receive preferential treatment in the event of our liquidation, dissolution or winding up. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant we issued to Treasury in conjunction with the sale of the Series A Preferred Stock is exercised. The shares of common stock underlying the warrant represent approximately 5.31% of the shares of our common stock outstanding as of March 31, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding). Although Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon

Risks Related to Our Market and Business

We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business.

We are subject to extensive examinations, supervision and comprehensive regulation by the OTS, the FDIC, and the Federal Reserve Board. Banking regulations are primarily intended to protect depositors' funds, the federal deposit insurance fund and the banking system as a whole, and not shareholders or debt holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy, and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. These changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Our compliance with these regulations is costly and may restrict certain activities, including but not limited to, payment of dividends on our common stock, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, access to capital and brokered deposits and location of banking offices. If we were unable to meet these or other regulatory requirements, our financial condition, liquidity, and results of operations would be materially and adversely affected.

Our federal thrift charter may be eliminated under the Administration’s Financial Regulatory Reform Plan.

The administration has proposed the creation of a new federal government agency, the National Bank Supervisor ("NBS") that would charter and supervise all federally chartered depository institutions, and all federal branches and agencies of foreign banks. It is proposed that the NBS take over the responsibilities of the Office of the Comptroller of the Currency, which currently charters and supervises nationally chartered banks, and responsibility for the institutions currently supervised by the Office of Thrift Supervision, which supervises federally chartered thrift and thrift holding companies, such as Security Federal Corporation and Security Federal Bank. In addition, under the administration's proposal, the thrift charter, under which Security Federal Bank is organized, would be eliminated. If the administration’s proposal is finalized, Security Federal Bank may be subject to a new charter mandated by the NBS. There is no assurance as to how this new charter, or the supervision by the NBS, will affect our operations going forward.

If our allowance for loan losses is not sufficient to cover actual loan losses or if we are required to increase our provision for loan losses, our earnings could be reduced.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and the loss and delinquency experience, and evaluate economic conditions. Management recognizes that significant new growth in loan portfolios, new loan products and the refinancing of existing loans can result in portfolios comprised of unseasoned loans that may not perform in a historical or projected manner. If our assumptions are incorrect, the allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in the need for additions to our allowance through an increase in the provision for loan losses. Material additions to the allowance or increases in our provision for loan losses could have a material adverse effect on our financial condition and results of operations. Our allowance for loan losses was 1.65% of total loans and 78.8% of nonperforming loans at March 31, 2009.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by the bank regulators, may have a materially adverse effect on our financial condition and results of operations.

Furthermore, we may elect to increase our provision for loan losses in light of our assessment of economic conditions and other factors from time to time. We may elect to make further increases in our quarterly provision for loan losses in the future, particularly if economic conditions continue to deteriorate, which also could have a materially adverse effect on our financial condition and results of operations.

Our business is subject to general economic risks in Aiken, Richland, and Lexington Counties in South Carolina and Columbia County in Georgia, that could adversely impact our results of operations and financial condition.

Our success depends primarily on the general economic conditions of the states of South Carolina and Georgia and the specific local markets in which we operate. Unlike larger national or other regional banks that are more geographically diversified, we provide banking and financial services to customers located primarily in Aiken, Richland, and Lexington Counties in South Carolina and Columbia County in Georgia. As of March 31, 2009, substantially our entire real estate portfolio consisted of loans secured by properties located in these four counties. The local economic conditions in our market areas have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources.

Adverse economic conditions unique to these markets could have a materially adverse effect on our financial condition and results of operations. Further, a significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets, or other factors could impact these state and local markets and, in turn, could result in the following consequences, any of which could hurt our business materially:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline; and

•	collateral for loans made by us, especially real estate, may decline in value, in turn reducing a customer's borrowing power and reducing the value of assets and collateral securing our loans.

Our business activities and credit exposure are primarily concentrated in Aiken, Richland, and Lexington Counties in South Carolina and Columbia County in Georgia. Beginning in 2007 and throughout 2008, the housing market in the United States has experienced significant adverse trends, including accelerated price depreciation in some markets and rising delinquency and default rates. Our construction and land, commercial and multifamily loan portfolios and certain of our other loans have been affected by the downturn in the residential real estate market. During 2008, evidence of this downturn became more apparent in the markets we serve. We anticipate that further declines in the estate markets in our primary market area will hurt our business. As of March 31, 2009, substantially all of our loan portfolio consisted of loans secured by real estate located in Aiken, Richland, and Lexington Counties in South Carolina and Columbia County in Georgia. If real estate values continue to decline the collateral for our loans will provide less security and our ability to recover on defaulted loans by selling the underlying real estate will be diminished, making it more likely that we will suffer losses on defaulted loans. As a result of these trends, we have recently experienced an increase in delinquency and default rates in our primary market areas. These trends if they continue or worsen could cause further credit losses and loan loss provisioning and could adversely affect our earnings and financial condition.

We may suffer losses in our loan portfolio despite our underwriting practices.

We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses.

Our loan portfolio is concentrated in loans with a higher risk of loss.

We originate loans collateralized by commercial business and commercial real estate loans, as well as residential mortgage loans primarily within our market areas. Generally, commercial business and commercial real estate loans, have a higher risk of loss than the residential mortgage loans. We had approximately $425.4 million outstanding in these types of higher risk loans at March 31, 2009. These loans have greater credit risk than residential real estate for a number of reasons, including those described below:

Our emphasis on commercial lending may expose us to increased lending risks. Our current business strategy is focused on the expansion of commercial real estate and commercial business lending. These types of lending activities, while potentially more profitable than single-family residential lending, are generally more sensitive to regional and local economic conditions, making loss levels more difficult to predict. Collateral evaluation and financial statement analysis in these types of loans requires a more detailed analysis at the time of loan underwriting and on an ongoing basis. In our primary market of Aiken, Richland, and Lexington Counties in South Carolina and Columbia County in Georgia, the housing market has slowed, with weaker demand for housing, higher inventory levels and longer marketing times. A further downturn in housing, or the real estate market, could increase loan delinquencies, defaults and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In addition, these loans generally expose a lender to greater risk of non-payment and loss because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Further, these loans typically involve larger loan balances to single borrowers or groups of related borrowers. Also, many of our commercial borrowers have more than one loan outstanding with

us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss. Accordingly, when there are defaults and losses on these types of loans, they are often larger on a per loan basis than those for permanent single-family or consumer loans. A secondary market for most types of commercial real estate and construction loans is not readily liquid, so we have less opportunity to mitigate credit risk by selling part or all of our interest in these loans.

Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. Commercial lending involves risks that are different from those associated with residential and commercial real estate lending. Real estate lending is generally considered to be collateral based lending with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral being viewed as the primary source of repayment in the event of borrower default. Our commercial loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The borrowers' cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use, among other things. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral provided by the borrower.

Our ability to foreclose on single family home loans may be restricted.

New legislation proposed by Congress may give bankruptcy judges the power to reduce the increasing number of home foreclosures. Bankruptcy judges would be given the authority to restructure mortgages and reduce a borrower's payments. Property owners would be allowed to keep their property while working out their debts. This legislation may restrict our collection efforts on one-to-four family loans. Separately, the administration has announced a voluntary program under the Troubled Asset Relief Program law, which provides for government subsidies for reducing a borrower's interest rate, which a lender would have to match with its own money.

Our real estate lending also exposes us to the risk of environmental liabilities.

In the course of our business, we may foreclose and take title to real estate, and we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third persons for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition and results of operations could be materially and adversely affected.

Fluctuations in interest rates could reduce our profitability and affect the value of our assets.

Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa. In addition, the individual market interest rates underlying our loan and deposit products may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, our earnings may be negatively affected. In addition, loan volume and quality, and deposit volume and mix can be affected by market interest rates. Changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, origination volume and overall profitability.

Interest rates have recently decreased after increasing for several years. The U.S. Federal Reserve increased its target for federal funds rates 17 times, from 1.00% to 5.25% during the period from June 30, 2004 to June 30, 2006. The U.S. Federal Reserve then decreased its target for the federal funds rate by 500 basis points to 0.25% during the period from September 18, 2007 to March 31, 2009. A sustained falling interest rate environment has a negative impact on margins as we have more interest-earning assets that adjust downward than interest-bearing liabilities that adjust downward.

We principally manage interest rate risk by managing our volume and mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially harmed.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, growth and prospects.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. We rely on customer deposits and advances from the FHLB, the Federal Reserve Bank of Atlanta ("FRB") and other borrowings to fund our operations. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if, among other things, our financial condition, the financial condition of the FHLB or FRB, or market conditions change. Our access to funding sources in amounts adequate to finance our activities or the terms of which are acceptable could be impaired by factors that affect us specifically or the financial services industry or economy in general -- such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory action against us.

Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Although we consider our sources of funds adequate for our liquidity needs, we may seek additional debt in the future to achieve our long-term business objectives. Additional borrowings, if sought, may not be available to us or, if available, may not be available on reasonable terms. If additional financing sources are unavailable, or are not available on reasonable terms, our financial condition, results of operations, growth and future prospects could be materially adversely affected. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs.

In addition, if we are unable to redeem the Series A Preferred Stock prior to December 19, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum (approximately $900,000 annually) to 9.0% per annum (approximately $1.6 million annually). Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on our liquidity.

Our deposit insurance assessments will increase substantially, which will adversely affect our profits.

Our FDIC deposit insurance assessments expense for the year ended March 31, 2009 was $724,000. Deposit insurance assessments will increase in 2009 as a result of recent strains on the FDIC deposit insurance fund resulting from the cost of recent bank failures and an increase in the number of banks likely to fail over the next few years. Effective April 1, 2009, FDIC assessments increased, ranging between 12 and 45 basis points. Additional premiums are charged for institutions that rely on excessive amounts of brokered deposits, including Certificate of Deposit Account Registry Services ("CDARS"), and excessive use of secured liabilities, including FHLB and FRB advances. The FDIC may adjust rates from one quarter to the next, except that no single adjustment can exceed three basis points without a rulemaking proceeding. In May 2009, the FDIC approved a special assessment of five basis points applied to the amount of assets reduced by the amount of Tier 1 capital as of June 30, 2009 (not to exceed 10 basis points of the deposit assessment base). Two additional special assessments, each of the same amount or less than the first special assessment, may be imposed for the third and fourth quarters of 2009. The FDIC has announced that the first of the additional special assessments is likely and the second special assessment is less certain.

We could see declines in our uninsured deposits, which would reduce the funds we have available for lending and other funding purposes.

The FDIC in the fourth quarter of 2008 increased the federal insurance of deposit accounts from $100,000 to $250,000 and provided 100% insurance coverage for noninterest-bearing transaction accounts for participating members including the Bank. These increases of coverage, with the exception of IRA and certain retirement accounts, are scheduled to expire December 31, 2013. With the increase of bank failures, depositors are reviewing deposit relationships to maximize federal deposit insurance coverage. We may see outflows of uninsured deposits as customers restructure their banking relationships in setting up multiple accounts in multiple banks to maximize federal deposit insurance coverage.

Changes in accounting standards may affect our performance.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time there are changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we report and record our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements.

We may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our continued growth, both internally and through acquisitions, or we may otherwise elect to raise additional capital. In that regard, a number of financial institutions have recently raised considerable amounts of capital as a result of a deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors. Should we elect to seek additional capital, we may do so through the issuance of, among other things, our common stock or securities convertible into our common stock.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

Strong competition within our market areas may limit our growth and may adversely affect our profitability.

The banking and financial services industry is very competitive. Legal and regulatory developments have made it easier for new and sometimes unregulated competitors to compete with us. Consolidation among financial service providers has resulted in fewer very large national and regional banking and financial institutions holding a large accumulation of assets. These institutions generally have significantly greater resources, a wider geographic presence or greater accessibility. Our competitors sometimes are also able to offer more services, more favorable pricing for loans and deposits or greater customer convenience than us. In addition, our competition has grown and includes  new banks and other financial services providers that target our existing or potential customers. As consolidation continues, we expect additional institutions to try to exploit our market. Our results of operations depend upon our continued ability to successfully compete in our market areas. The greater resources and deposit and loan products offered by some of our competitors may limit our ability to increase our interest-earning assets.

Technological developments have allowed competitors, including some non-depository institutions, to compete more effectively in local markets and have expanded the range of financial products, services and capital available to our target customers. If we are unable to implement, maintain and use such technologies effectively, we may not be able to offer products or achieve cost-efficiencies necessary to compete in our industry. In addition, some of these competitors have fewer regulatory constraints and lower cost structures.

The level of our commercial real estate loan portfolio may subject us to additional regulatory scrutiny.

The FDIC, the Federal Reserve, the Office of Thrift Supervision and the Office of the Comptroller of the Currency, have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under the guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors,  (i) total reported loans for construction, land acquisition and development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multi-family and non-farm residential properties, loans for construction, land acquisition and development and other land, and loans otherwise sensitive to the general commercial real estate market, including loans to commercial  real estate related entities, represent 300% or more of total capital. Management should also employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. We have concluded that we have a concentration in commercial real estate lending under the foregoing standards. While we believe we have implemented policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance, bank regulators could require us to implement additional policies and procedures consistent with their interpretation of the guidance which could result in additional costs to us.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption, or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption, or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We rely on third-party service providers for much of our communications, information, operating and financial control systems technology. If any of our third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources for these services. We may not be able to negotiate terms that are as favorable to us, or obtain services with similar functionality, as found in our existing systems, without the need to expend substantial resources, if at all. Any of these circumstances could have an adverse effect on our business.

We rely on dividends from subsidiaries for most of our revenue.

Security Federal Corporation is a separate and distinct legal entity from its subsidiaries, and receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on Security Federal Corporation's capital stock and interest and principal on its debt. Various federal and/or state laws and regulations limit the amount of dividends that the Bank may pay to Security Federal Corporation. Also, its right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event the Bank is unable to pay dividends, Security Federal Corporation may not be able to service its debt, pay obligations or pay dividends on its capital stock. The inability to receive dividends from the Bank could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on key individuals and the loss of one or more of these key individuals could limit our growth and adversely affect earnings.

Timothy W. Simmons, our Chief Executive Officer, is a very experienced banker and has long-standing ties to our community. The loss of Mr. Simmons, or other key personnel, could have a negative impact on earnings. The competition for seasoned, experienced, banking personnel is highly competitive in South Carolina and Georgia. The cost of attracting and retaining these individuals could increase in the future, which would negatively impact our operations. Our success depends on our ability to continue to attract, manage and retain other qualified personnel as we grow.

Our recent results may not be indicative of future results, and may not be an adequate measure of the risk of investing in our stock.

We may not be able to sustain our historical growth rate or our recent growth rates in loans and deposits. If we are unable to sustain our growth, this would negatively affect risks related to our earnings and the value of our common stock.

Risks Related to this Offering

Our primary source of funds is dividends from Security Federal Bank, which may limit our ability to pay principal and interest on the debentures and dividends on the Series A Preferred Stock and Our Common Stock.

Security Federal Corporation is a legal entity separate and distinct from Security Federal Bank. As a general business corporation, Security Federal Corporation generally is not restricted in its business activities and operations. The debentures will be direct unsecured obligations of Security Federal Corporation only, and Security Federal Corporation will be solely responsible for the payment of all principal and interest on the debentures. At present, Security Federal Corporation's primary source of revenues is dividends from Security Federal Bank. The debentures are not deposits in, or other obligations of, the Bank and are not insured by any governmental agency. Security Federal Bank's ability to pay dividends or make other capital distributions to Security Federal Corporation is governed by regulations of the Office of Thrift Supervision or OTS. In addition, Security Federal Corporation and Security Federal Bank are "affiliates" for regulatory purposes, and thus are subject to restrictions on loans and other transactions between Security Federal Bank and Security Federal Corporation. The assets of Security Federal Corporation are subject to the claims of all direct creditors (including depositors of Security Federal Bank). The debentures mature on December 1, 2029, and no sinking fund will be created to repay the debentures upon maturity or earlier redemption. See "Market for Our Common Stock and Dividends."

Shares of the Series A Preferred Stock and our common stock  are equity interests in Security Federal Corporation and do not constitute indebtedness. As such, the Series A Preferred Stock and our common stock, ranks junior to all indebtedness, including the debentures and other non-equity claims on Security Federal Corporation with respect to assets available to satisfy claims on Security Federal Corporation, including in a liquidation of Security Federal Corporation. Additionally, unlike the debentures or other indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series A Preferred Stock, as with our common stock, (1) dividends are payable only when, as and if authorized and declared by, our Board of Directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our Board of Directors deems relevant, and (2) as a South Carolina corporation, under South Carolina law we are subject to restrictions on payments of dividends out of lawfully available funds. See "Regulatory Considerations."

There is no limit on our ability to incur future indebtedness and the debentures are structurally subordinated to the indebtedness of the Bank. This may affect your ability to receive payments on the debentures.

The debentures are obligations exclusively of Security Federal Corporation. The debentures rank equal in right of payment to all of Security Federal Corporation's existing and future senior unsecured indebtedness. As of March 31, 2009, Security Federal Corporation had no other indebtedness ranking on a par with the debentures, no secured indebtedness and $5.2 million in subordinated indebtedness consisting of our floating rate junior subordinated deferrable interest debentures. There is no limit, however, on our indebtedness or that of our subsidiaries. Holders of secured indebtedness will have claims with respect to the assets constituting collateral for such indebtedness which will rank prior to the claims of the holders of the debentures. In the event of a default on the debentures, or a bankruptcy, liquidation or reorganization of Security Federal Corporation, any of its secured assets will be available to satisfy the obligation of the secured indebtedness before such assets can be utilized to make any payment on the debentures. To the extent the value of such collateral is insufficient to satisfy the indebtedness it secures, amounts remaining outstanding on such debt would be entitled to share pari passu with the debentures with respect to any of Security Federal Corporation's other assets.

We currently conduct substantially all of our operations through the Bank, which has significant liabilities, including deposits and Federal Home Loan Bank advances, which in the future are expected to increase. Our cash flow and our ability to service our debt, including the debentures, therefore depends upon the earnings of the Bank, and we depend on dividends from the Bank to us.

The Bank is a separate and distinct legal entity. The Bank has no obligation to pay any amounts due on the debentures or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by the Bank to us could be subject to statutory or contractual restrictions and taxes on distributions. Accordingly, in a bankruptcy or liquidation proceeding of Security Federal Corporation, claims of holders of the debentures would be satisfied solely from Security Federal Corporation's assets, including its equity interest in the Bank.

Our right to receive any assets of  the Bank upon liquidation or reorganization, and, as a result, the right of the holders of the debentures to participate in those assets, will be effectively subordinated to the claims of the Bank's creditors, including depositors, other creditors and preferred stockholders, if any. The debentures do not restrict the ability of the Bank or any future subsidiary to incur additional liabilities. In addition, even if we were a creditor to the Bank or another subsidiary, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

The limited covenants in the indenture will not protect you from a payment default.

The covenants in the indenture are limited, do not protect holders of the debentures in the event of a material adverse change in our financial condition or results of operations and do not limit our ability to incur additional senior indebtedness or general obligations.

The indenture for the debentures does not:

•
require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the debentures in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries' ability to incur indebtedness, which could effectively rank senior to the debentures;

•	limit our ability to incur substantial secured indebtedness that would effectively rank senior to the debentures to the extent of the value of the assets securing the indebtedness;

•	limit our ability to incur indebtedness that is equal in right of payment to the debentures;

•	restrict our subsidiaries' ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries;

•	restrict our ability to repurchase or prepay our securities; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the debentures.

Furthermore, the indenture for the debentures contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as certain acquisitions, refinancings or recapitalizations that could substantially affect our capital structure and the value of the debentures. For these reasons, you should not consider the covenants in the indenture as a significant factor in evaluating whether to invest in the debentures.

We may not have the ability to repurchase the debentures in cash upon the occurrence of a fundamental change, as required by the indenture governing the debentures.

Holders of the debentures may have the right to require us to repurchase the debentures upon the occurrence of a fundamental change as described under "Description of the Debentures." We may not have sufficient funds to repurchase the debentures in cash or to make the required repayment at such time or have the ability to arrange necessary financing on acceptable terms   Such payments could be significant, and we may not have sufficient funds to make them at such time. Our failure to repurchase the debentures when required would result in an event of default with respect to the debentures.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the debentures.

Upon the occurrence of a fundamental change, you may have the right to require us to repurchase the debentures. However, the fundamental change provisions will not afford protection to holders of debentures in the event of certain transactions. For example, any leveraged recapitalization, refinancing, restructuring, or acquisition initiated by us will generally not constitute a fundamental change requiring us to repurchase the debentures. In the event of any such transaction, holders of the debentures will not have the right to require us to repurchase the debentures, even though any of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure, thereby adversely affecting the holders of debentures.

The conversion rate of the debentures may not be adjusted for all dilutive events.

The conversion rate of the debentures will be subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and certain issuer tender or exchange offers as described under "Description of the Debentures." However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the debentures or the common stock. See "The debentures are not expected to have an active market and their price may be volatile. You may be unable to sell your debentures at the price you desire or at all."

Conversion of the debentures will dilute the ownership interest of existing shareholders, including holders who had previously converted their debentures.

The conversion of some or all of the debentures will dilute the ownership interests of existing shareholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could be used to satisfy short positions, or anticipated conversion of the debentures into shares of our common stock could depress the price of our common stock.

If you hold debentures, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold debentures, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but if you subsequently convert your debentures into common stock, you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your debentures and, to a limited extent, under the conversion rate adjustments applicable to the debentures. For example, in the event that an amendment is proposed to our articles of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock that result from such amendment.

The debentures are not expected to have an active market and their price may be volatile. You may be unable to sell your debentures at the price you desire or at all.

There is no existing trading market for the debentures and it is unlikely that any trading market of the debentures will develop. We have no present intention to have the debentures listed for trading on the OTC Bulletin Board or any securities exchange; consequently it is anticipated the debentures will not be readily marketable. As a result, there can be no assurance that you will be able to sell any of the debentures at a particular time (if at all) or that the prices you receive if or when you sell the debentures will be above their initial offering price. If no active trading market develops, you may not be able to resell your debentures at their fair market value or at all. If an active trading market does develop, this type of trading market may not continue.

We may not be able to refinance the debentures if required or if we so desire.

We may need or desire to refinance all or a portion of the debentures or any other future indebtedness that we incur on or before the maturity of the debentures. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

We will retain broad discretion in using the net proceeds from this offering, and might not use the proceeds effectively.

We intend to utilize up to $5.0 million of the net proceeds to repay a line of credit with another financial institution. We intend to utilize any remaining net proceeds for general corporate purposes, which may include future acquisitions as well as investments in or extensions of credit to Security Federal Bank and our other existing or future subsidiaries. Accordingly, our management will retain broad discretion to allocate any remaining net proceeds of this offering. Any remaining net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use any remaining proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy any remaining proceeds. Until these proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management's failure to use any remaining net proceeds effectively could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell the common stock when you want or at prices you find attractive.

We cannot predict how the shares of our common stock will trade in the future. The market price of our common stock will likely continue to fluctuate in response to a number of factors, including the following, most of which are beyond our control, as well as the other factors described in this "Risk Factors" section:

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings or litigation that involve us;

•	actions of our current shareholders, including sales of common stock by existing shareholders and our directors and executive officers;

•	fluctuations in the stock prices and operating results of our competitors;

•	regulatory developments; and

•	developments related to the financial services industry.

Our shares do not at this time qualify for listing on any national securities exchange, and we cannot assure you that our shares will ever be listed on a national securities exchange. However, the shares are traded on the OTC Bulletin Board and at least one company makes a market in our common stock. Because the shares are not listed on a national securities exchange, a broadly followed, established trading market for our common stock may never develop or be maintained. Furthermore, we cannot assure you that at least one company will continue to make a market in our common stock shares for as long as it is quoted on the OTC Bulletin Board. This limited trading market for our common stock may reduce the market value of the common stock and make it difficult to buy or sell our shares on short notice. The limited trading market could also result in a wider spread between the bid and ask price for the stock, meaning the highest price being offered for shares for sale at any particular time may be further from the lowest price being offered by buyers for the stock at the moment than if the stock were more actively traded (the difference between the bid and ask price being the "spread" for the stock). This could make it more difficult to sell a large number of shares at one time and could mean the sale of a large number of shares at one time could depress the market price. See "Market for Our Common Stock and Dividends."  In addition, if we would cease to be quoted on the OTC Bulletin Board, shareholders could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock, and the market value of our common stock likely would decline. For these reasons, our common stock may not be appropriate as a short-term investment, and you should be prepared to hold our common stock indefinitely.

The securities purchase agreement between us and Treasury limits our ability to pay dividends on and repurchase our common stock and repurchase our preferred stock or the debentures.

The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) December 19, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) increase the cash dividend on our common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock, preferred stock or the debentures other than the Series A Preferred Stock or trust preferred securities. In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Stock. These restrictions, together with the potentially dilutive impact of the warrant described in the next risk factor, could have a negative effect on the value of our common stock.  Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our Board of Directors could reduce or eliminate our common stock dividend in the future.

The Series A Preferred Stock impacts net income available to our common stockholders and earnings per common share, and the warrant we issued to Treasury may be dilutive to holders of our common stock.

The dividends declared on the Series A Preferred Stock will reduce the net income available to common stockholders and our earnings per common share. The Series A Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of Security Federal Corporation. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant we issued to Treasury in conjunction with the sale to Treasury of the Series A Preferred Stock is exercised. The shares of common stock underlying the warrant represent approximately 5.3% of the shares of our common stock outstanding as of June 30, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding).  Although Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction.

Our directors and executive officers could have the ability to influence shareholder actions in a manner that may be adverse to your personal investment objectives; Our articles of incorporation and bylaws, and state and federal laws could discourage hostile acquisition of us.

As of June 30, 2009, our directors and executive officers owned shares of our common stock, which represents approximately 27.3% of our issued and outstanding common stock. Our directors, director emeritus and executive officers intend to purchase approximately $2.7 million of debentures. Additionally, we have issued 28,600 stock options to our directors and executive officers. If our directors and executive officers exercised all of their stock options and converted all of their debentures into common stock, they would own shares upon exercise representing approximately 31.9% of our then outstanding common stock.

Due to their significant ownership interests, our directors and executive officers are able to exercise significant influence over our management and business affairs. For example, using their voting power, the directors and executive officers may be able to influence the outcome of director elections or block significant transactions, such as a merger or acquisition, or any other matter that might otherwise be approved by other shareholders.

This inside ownership and provisions in our articles of incorporation and bylaws may also discourage attempts to acquire Security Federal Corporation including under circumstances where the shareholders might otherwise receive a premium over the market price of our shares, pursue a proxy contest for control of Security Federal Corporation, assume control of Security Federal Corporation by a holder of a large block of common stock, and remove our management, all of which stockholders might think are in their best interests. These provisions include a general prohibition on any person acquiring 15% or more of our outstanding voting stock without the prior approval of the holders of at least two-thirds of the outstanding voting shares or the prior approval of at least two-thirds of the directors then in office. In addition, the business corporation law of South Carolina, the state where Security Federal Corporation is incorporated, provides for certain restrictions on its acquisition. Furthermore, federal law restricts acquisitions of control of savings and loan holding companies such as Security Federal Corporation. See "Restrictions on Acquisition of Stock and Related Takeover Defensive Provisions."

There may be future issuances of additional common stock or other dilution of our equity, which may adversely affect the market price of our common stock.

The issuance of additional shares of Security Federal Corporation's common stock could have a dilutive effect on the market for the common stock, and could adversely affect the market prices of the stock. Following this offering, we will have up to $15.0 million in aggregate principal amount of debentures outstanding which would be convertible into 750,000 shares of common stock and have issued a warrant to purchase 137,966 shares of our common stock to Treasury in connection with our issuance of the Series A Preferred Stock. In addition, there are no restrictions in the indenture preventing us from issuing additional shares of common stock or other securities convertible into or exercisable for common stock. As noted herein, we may pursue acquisitions from time to time consistent with our strategic plan which could be accomplished by the issuance of additional shares of common stock or other securities convertible into or exercisable for such common stock. Our articles of incorporation authorizes the issuance of 5,000,000 shares of common stock of which 2,459,595 shares were issued and outstanding at March 31, 2009. In addition, an aggregate of 100,500 shares of common stock were issuable upon exercise of outstanding stock options at March 31, 2009, none of which had an exercise price less than the market price of the common stock as of that date, and an additional 50,000 shares remain available for issuance pursuant to Security Federal Corporation's stock option plans. The conversion of debentures or other securities or the exercise of warrants or stock options which have conversion or exercise prices that are less than the then current market price will dilute the ownership interest of our existing common shareholders. Any sales in the public market of our common stock, issuable upon such conversion, could adversely affect prevailing market prices of the outstanding shares of our common stock and the debentures. In addition, the existence of our debentures may encourage short selling or arbitrage trading activity by market participants because the conversion of our debentures could depress the price of our equity securities. See "Use of Proceeds,"  "Capitalization" and "Description of The Capital Stock."

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following financial information is derived in part from our audited financial statements for the fiscal years ended March 31, 2005 through 2009. The information is only a summary and you should read it in conjunction with our historical financial statements and related notes contained in the annual and quarterly reports that we have filed with the Securities and Exchange Commission. Some of this historical financial information has also been incorporated into this prospectus by reference. We have listed the documents that we incorporate by reference under the heading "Where You Can Find More Information."

	As Or For The Year Ended March 31,
	2009	2008	2007	2006	2005
Financial Condition Data:

Total Assets	$984,662	$840,030	$738,110	$658,678	$585,978
Cash And Cash Equivalents	6,562	10,539	13,438	14,351	7,916
Investment And Mortgage-Backed Securities	314,099	264,312	249,905	238,433	241,076
Total Loans Receivable, Net(1)	611,090	517,932	436,038	375,109	316,889
Deposits	661,714	590,850	523,738	479,229	430,287
Advances From Federal Home Loan Bank	218,998	178,234	153,049	131,363	112,038
Total Shareholders' Equity	67,092	47,496	42,693	37,602	35,111

Income Data:

Total Interest Income	$48,867	$49,632	$42,098	$32,617	$25,770
Total Interest Expense	26,321	29,544	23,933	15,969	11,525
Net Interest Income	22,546	20,088	18,165	16,648	14,245
Provision For Loan Losses	2,825	895	600	660	780
Net Interest Income After Provision For Loan Losses	19,721	19,193	17,565	15,988	13,465
Non-Interest Income	4,496	4,489	3,861	2,630	2,524
General And Administrative Expense	20,499	17,322	15,157	13,027	10,773
Income Taxes	1,265	2,080	2,142	1,778	1,711
Net Income	2,453	4,280	4,127	3,813	3,505
Preferred Stock Dividends	272	---	---	---	---
Net Income Available to Common Stock	$2,181	$4,280	$4,127	$3,813	$3,505

Per Common Share Data:

Net Income Per Common Share (Basic)	$0.87	$1.66	$1.59	$1.51	$1.39
Cash Dividends Declared	$0.32	$0.28	$0.24	$0.16	$0.11

	At Or For The Year Ended March 31,
	2009	2008	2007	2006	2005

Key Financial Ratios:

Interest Rate Spread Information:

Average During Period	2.45%	2.44%	2.47%	2.52%	2.44%
End Of Period	2.58%	2.14%	2.51%	2.59%	2.45%

Other Data:

Net Interest Margin (Net Interest Income/Average Earning Assets)	2.63%	2.69%	2.76%	2.79%	2.64%
Average Interest-Earning Assets To Average Interest-Bearing Liabilities	105.80%	106.30%	108.00%	110.25%	109.07%
Common Equity To Total Assets	4.98%	5.65%	5.78%	5.71%	5.99%
Non-Performing Assets Total Assets(2)	1.51%	0.81%	0.15%	0.20%	0.42%
Return On Assets (Ratio Of Net Income To Average Total Assets)	0.24%	0.54%	0.59%	0.62%	0.63%
Return On Common Equity (Ratio Of Net Income To Average Common Equity)	4.72%	9.54%	10.24%	10.27%	10.28%
Common Equity To Assets Ratio (Ratio Of Average Common Equity To Average Total Assets)	5.10%	5.66%	5.78%	6.03%	6.09%
Dividend Pay-Out Ratio On Common Shares	36.59%	16.90%	15.11%	10.67%	7.96%

Bank Regulatory Capital Ratios:

Tier 1 (core) capital (to tangible assets)	7.0%	6.3%	6.2%	6.0%	6.1%
Total risk-based capital (to risk-weighted assets)	12.2%	10.6%	10.7%	10.9%	11.8%
Tier 1 risk-based capital (to risk-weighted assets)	10.9%	9.4%	9.5%	9.7%	10.5%
___________________
(1)	Includes loans held for sale.
(2)	Non-performing assets consist of non-accrual loans and repossessed assets.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write offs;

•	changes in general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the levels of general interest rates, deposit interest rates, deposit flows, our net interest margin and funding sources;

•
potential changes in direction, volatility and relative movement (basis risk) of interest rates, which may affect demand for our products and the management and success of our interest rate risk management strategies;

•	fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas;

•
a large percentage of our loans are collateralized by residential and commercial real estate, and an adverse change in the residential or commercial real estate market may result in losses and adversely affect our portfolio;

•
our ability to manage loan delinquency rates, which may be impacted by  deterioration in the housing real estate market, that may lead to increased losses and non-performing assets in our loan portfolios, and may result in our allowance for loan losses not being adequate to cover actual losses, and require us to materially increase our reserves;

•
results of examinations by the OTS, the Federal Deposit Insurance Corporation,  or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

•	our ability to control operating costs and expenses;

•	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	difficulties in reducing risk associated with the loans on our balance sheet;

•	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force and potential associated charges;

•	the network and computer systems on which we depend could fail or experience a security breach;

•	our ability to retain key members of our senior management team;

•	costs and effects of litigation, including settlements and judgments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing, and savings habits;

•	legislative or regulatory changes that adversely affect our business, including changes in the interpretation of regulatory capital or other rules;

•	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations to us;

•	the amount of time to lease excess space in buildings we own;

•
changes in accounting policies and principles, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, or their application to our business or final audit adjustments, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;

•	the economic impact of war or terrorist activities; and

•	other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products, and services and the other risks described elsewhere in this prospectus.

Any of the forward-looking statements that we make in this prospectus and the documents incorporated into this prospectus by reference and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements and you should not rely on such statements.

We caution readers not to place undue reliance on any such forward-looking statements, which are based on information available to us as of the date of this prospectus. The cautionary statements in the ''Risk Factors'' section and elsewhere in this prospectus also identify important factors and possible events which involve risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. If you are interested in purchasing our debentures, you should consider these risk factors carefully, as well as factors discussed elsewhere in this prospectus, before making a decision to invest. We do not intend to, and assume no responsibility for, and specifically disclaim any responsibility for updating any forward-looking statements or publicly announcing future events or developments that affect the forward-looking statements that may be made by us or on our behalf in this prospectus or any of the documents incorporated by reference into this prospectus. These risks could cause our actual results for fiscal 2009 and beyond to differ materially from those expressed in any forward-looking statements by, or on behalf of, us. Consequently, no forward-looking statement can be guaranteed.

SECURITY FEDERAL CORPORATION

Security Federal Corporation was incorporated under the laws of the State of Delaware in July 1987 for the purpose of becoming the savings and loan holding company for the Bank, upon the Bank's conversion from mutual to the stock form Security Federal Corporation. Effective August 17, 1998, Security Federal Corporation changed its state of incorporation from Delaware to South Carolina.

We serve our primary market areas, Aiken, Richland and Lexington Counties, South Carolina, and Columbia, County, Georgia, through our 13 retail banking offices. At March 31, 2009, we had total assets of $984.7 million, including loans receivable of $611.1 million, investment and mortgage-backed securities of $314.1 million, deposits of $661.7 million and stockholders' equity of $67.1 million.

Our principal business is accepting deposits from the general public and originating commercial business and real estate loans and, to a lesser extent, residential mortgage loans to enable borrowers to purchase or refinance one- to four-family residential real estate. In addition, we make consumer loans and construction loans on single family residences, multi-family dwellings and commercial real estate, as well as loans for the acquisition, development and construction of residential subdivisions and commercial projects. Additional financial services are provided by three of our wholly owned subsidiaries, Security Federal Insurance, Inc., Security Federal Investments, Inc. and Security Federal Trust, Inc.

Our income is derived primarily from interest and fees earned in connection with our lending activities, and our principal expenses are interest paid on savings deposits and borrowings and operating expenses. Our results of operations are largely dependent upon our net interest income, which is the difference between the interest we receive on our loan portfolio and our securities portfolio and the interest we pay on our deposit accounts and borrowings, and our asset quality.

We have recently achieved significant growth. Our consolidated assets have increased from $586.0 million at March 31, 2005 to $984.7 million at March 31, 2009. Although we expect our growth rate to slow down in light of the current recessionary economy, our long term business strategy is to grow in a reasonable manner through the expansion of our branch network either by purchasing branches from other financial institutions or establishing new branches in suitable locations within our existing market areas. This will permit us to continue to meet the financial services needs of the communities we serve and to take advantage of the projected growth in population and income which management believes will occur in our primary market areas. In addition, our business strategy includes the possible acquisition of other financial services institutions and related companies operating generally within our market areas. Although we have no current written or oral arrangements, commitments or understandings relating to current acquisitions, on an ongoing basis we enter into possible acquisition discussions consistent with our business strategy.

Our executive office is located at 238 Richland Avenue West, Aiken, South Carolina 29801, and our telephone number is (803) 641-3000.

USE OF PROCEEDS

Net proceeds from the sale of the debentures being offered are estimated to be $5.0 million and $15.0  million at the minimum and maximum of the offering range, respectively, after deducting estimated offering expenses. We intend to utilize up to $5.0 million of the net proceeds to repay a line of credit with another financial institution. The unsecured line of credit has an interest rate equal to one month LIBOR plus 2.00%. At March 31, 2009 the interest rate was 2.52%. Initially, any remaining net proceeds may be invested in short-term securities or deposited in interest-bearing accounts with Security Federal Bank or third parties. Any remaining net proceeds will be available for use by us for general corporate purposes to promote our business strategy including, without limitation, possible future expansion or acquisitions as well as investments in or extensions of credit to our existing or future subsidiaries. Our business strategy is to attain asset growth primarily through de novo branching, branch acquisitions or the possible acquisition of other financial services companies. Although we have no current written or oral arrangements, commitments or understandings relating to acquisitions, on an ongoing basis we enter into, and are currently involved in, possible acquisition discussions consistent with our business strategy. The amount, if any, of net proceeds to be invested in Security Federal Bank is not known at this time. The precise amounts and timing of the application of any remaining net proceeds will depend upon the funding requirements of Security Federal Corporation and Security Federal Bank and the availability and cost of other funds.

Based upon facts and circumstances which may arise following the offering, the Board of Directors may determine to repurchase common stock in the future subject to compliance with the securities purchase agreement between us and Treasury. See "Risk Factors - Risks Related to Our Common Stock - The securities purchase agreement between us and Treasury limits our ability to pay dividends on and repurchase our common stock." These facts and circumstances may include but are not limited to

•
market and economic factors such as the price at which the common stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and the effect on our return on equity;

•	the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and

•	any other circumstances in which repurchases would be in the best interests of Security Federal Corporation and its stockholders.

Any stock repurchases will be subject to the determination of the Board of Directors that we will be capitalized in excess of all applicable regulatory requirements after any such repurchases, that capital will be adequate taking into account, among other things, our level of non-performing assets and other loans of concern, our current and projected results of operations and asset/liability structure, the economic environment and tax and other regulatory considerations. A stock repurchase program may have the effect of:

•	reducing our overall market value;

•	increasing the overall cost of capital;

•	promoting a temporary demand for common stock; and

•	increasing the percentage of shares outstanding held by stockholders, including management.

As of the date hereof, Security Federal Corporation had repurchased 200,933 shares of its common stock.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges were as follows for the periods presented:

	Fiscal Year Ended March 31,
	2009	2008	2007	2006	2005

Ratio of earnings to fixed charges:
Including interest on customer deposits	114.1x	121.5x	126.2x	135.0x	145.3x
Excluding interest on customer deposits	326.2x	432.0x	453.4x	476.2x	439.6x

For the purpose of computation, the term "earnings" represents earnings from continuing operations before taxes and interest expense. Fixed charges, excluding interest on customer deposits, represents interest expense on Federal Home Loan Bank advances and other borrowed funds. Fixed charges, including interest on customer deposits, represent all of the foregoing items plus interest on deposits.

MARKET FOR OUR COMMON STOCK AND DIVIDENDS

The table below shows the range of high and low bid prices for Security Federal Corporation common stock for the periods reported. These prices represent actual transactions and do not include retail markups, markdowns or commissions. Our stock is traded on the Over-The-Counter-Bulletin Board under the symbol "SFDL.OB."  The stock began trading on the OTC Bulletin Board in October 2003. Market makers include Sterne, Agee, and Leach, Inc., Morgan Keegan and Company, Inc., A.G. Edwards and Sons, Inc., Hill, Thompson, and Magid, and Monroe Securities, Inc. At June 30, 2009, there were 2,461,090 shares of Security Federal Corporation's common stock issued and outstanding.

	Bid Prices		Cash Dividends
	High	Low	Declared

Fiscal 2007 Quarter Ended
June 30	$25.50	$22.70	$0.06
September 30	23.50	22.10	0.06
December 31	24.00	23.00	0.06
March 31	25.00	23.30	0.06

Fiscal 2008 Quarter Ended
June 30	24.75	24.00	0.07
September 30	24.85	24.10	0.07
December 31	24.15	22.75	0.07
March 31	23.00	23.00	0.07

Fiscal 2009 Quarter Ended
June 30	23.05	22.50	0.08
September 30	22.85	20.00	0.08
December 31	20.00	15.75	0.08
March 31	20.00	12.25	-

The stockholders are entitled to dividends when, as and if declared by our Board of Directors, subject to compliance with applicable law. Security Federal Corporation has paid cash dividends on its common stock for every full calendar quarter since paying its first dividend in March 1991. We anticipate we will continue to pay of cash dividends on the common stock, although there can be no assurance as to the amount or timing of future dividends. Funds for the payment by Security Federal Corporation of future cash dividends are expected to be obtained primarily through dividends received by Security Federal Corporation from Security Federal Bank. The declaration and payment of such future dividends will be subject to our operating results and financial condition, general economic conditions, compliance with regulatory requirements and other factors.

Our ability to pay dividends depends primarily on the ability of Security Federal Bank to pay dividends to Security Federal Corporation. Security Federal Bank may not declare or pay a cash dividend on its stock or repurchase shares of its stock if it would cause its regulatory capital to be reduced below the amount required for the liquidation account or to meet applicable regulatory capital requirements. Pursuant to the OTS regulations, Tier 1 associations (associations that before and after the proposed distribution meet or exceed their fully phased-in capital requirements) may make capital distributions during any calendar year equal to 100% of net income for the year-to-date plus 50% of the amount by which the association's total capital exceeds its fully phased-in capital requirement as measured at the beginning of the capital year. However, a Tier 1 association deemed to be in need of more than normal supervision by the OTS may be downgraded to a Tier 2 or Tier 3 association as a result of such a determination. Security Federal Bank is also required to give the OTS 30 days notice prior to the declaration of a dividend. At March 31, 2009, Security Federal Bank would have been permitted under OTS regulations to make capital distributions of up to approximately $12.3 million. Unlike Security Federal Bank, there is no regulatory restriction on the payment of dividends by Security Federal Corporation; however, it is subject to the requirements of South Carolina law. South Carolina law generally prohibits Security Federal Corporation from paying dividends if, after giving effect to a proposed dividend: (1) we would be unable to pay our debts as they become due in the normal course of business, or (2) our total assets would be less than its total liabilities plus the sum that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend.

As a savings and loan holding company, Security Federal Corporation is subject to regulation, supervision and examination by the OTS. For a discussion of elements of the regulatory framework applicable to savings and loan holding companies and their subsidiaries, please refer to our Annual Report on Form 10-K for the fiscal year ended March 31, 2009 and the other documents incorporated herein by reference as described under "Where You Can Find More Information." This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance fund and not for the protection of security holders, including holders of our common stock and the debentures. As a result of this regulatory framework, our results of operations and financial condition and consequently, our ability to pay dividends, are affected by actions of the OTS and the FDIC, which insures the deposits of our subsidiary federal savings bank, Security Federal Bank.

In addition to the foregoing regulatory restrictions, we are and may in the future become subject to contractual restrictions that would limit or prohibit us from paying dividends on our common stock, including those contained in the securities purchase agreement between us and Treasury, as described under "Description of the Capital Stock - Common Stock- -Restrictions on Dividends and Repurchases Under Agreement with Treasury."

CAPITALIZATION

The following table sets forth our capitalization, including indebtedness, at March 31, 2009 and as adjusted to give effect to the issuance of the debentures offered hereby (assuming that none of the debentures have been converted into shares of Security Federal Corporation common stock). The information set forth below should be read in conjunction with our Consolidated Financial Statements and the Notes to the Consolidated Financial Statement incorporated by reference into this prospectus.

	At March 31, 2009
	Actual	As Adjusted $5.0 million (minimum)(1)	As Adjusted $15.0 million (maximum)(1)
	(In Thousands)

Indebtedness	$9,942	$9,942	$9,942
Convertible Senior Debentures due 2029	--	5,000	15,000
Total Indebtedness	9,942	14,942	24,942

Stockholders' Equity:
Serial preferred stock, $.01 par value - 200,000 shares authorized, 18,000 shares of Series A Preferred Stock outstanding	17,620	17,620	17,620
Warrants issued in connection with Series A Preferred Stock	400	400	400
Common stock, $.01 par value - 5,000,000 shares authorized, 2,459,595 shares issued and outstanding(2)	26	26	26
Additional paid-in capital	5,299	5,299	5,299
Retained earnings	48,078	48,078	48,078
Treasury stock – 200,933 shares, at cost	(4,331)	(4,331)	(4,331)
Total stockholders' equity	67,092	67,092	67,092
Total capitalization	$77,034	82,034	92,034
________________________
(1)	Reflects the issuance of the debentures offered hereby. In addition, the table assumes the debentures have not been converted into common stock.
(2)
Excludes 50,000 shares reserved for issuance pursuant to Security Federal Corporation's stock option plans, 137,966 reserved for issuance upon exercise of the warrant issued to Treasury, and up to 750,000 shares reserved for issuance upon conversion of the debentures offered hereby.

DESCRIPTION OF THE DEBENTURES

The debentures are to be issued under to an indenture (the "indenture"), between Security Federal Corporation and Wilmington Trust Company as trustee (the "trustee").

The following is a summary of the material terms of the debentures and the indenture. This summary is qualified in its entirety by reference to all of the provisions of the indenture, including the definitions of certain terms used in the indenture. The following summary does not purport to be complete and should be read in conjunction with the indenture. You should carefully review the form of indenture and debentures because they, and not this description, define your rights as holders of the debentures. The form of indenture and the debentures have been filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus is a part. Copies of the indenture may be obtained as described under "Where You Can Find More Information." The debentures are not savings accounts or deposits and are not insured by the FDIC or any other governmental agency.

General

The debentures will be senior unsecured obligations of Security Federal Corporation, will be limited to an aggregate principal amount of up to $15.0 million and will mature on December 1, 2029. The debentures do not have the benefit of a sinking fund. The debentures will bear interest at the rate per annum shown on the front cover  from the date of issuance or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on June 1 and December 1 of each year, commencing December 1, 2009, to the person in whose name the debenture (or any predecessor debenture) is registered at the close of business on the regular record date for such interest, which shall be May 15 or November 15 (whether or not a business day), as the case may be, next preceding such interest payment date.

The debentures will not be secured by the assets of the Company or any of its subsidiaries, including the Bank, or otherwise and will not have the benefit of a sinking fund for the retirement of principal or interest. The rights of the Company to participate in any distribution of assets of any subsidiary, including the Bank, upon its liquidation or reorganization or otherwise (and thus the ability of holders of the debentures to benefit indirectly from such distribution) are subject to the prior claims of creditors of that subsidiary, including depositors of the Bank. Claims on the Company's subsidiaries by creditors, other than the Company, include substantial obligations with respect to deposit liabilities and other borrowings. Additionally, distributions to the Company by its subsidiaries, whether in liquidation, reorganization or otherwise, will be subject to regulatory restrictions and, under certain circumstances, may be prohibited.

Principal of and premium, if any, and interest on the debentures will be payable by the paying agent, which will initially be the trustee, and the transfer of debentures will be registrable at the offices of the trustee in Wilmington, Delaware. In addition, payment of interest may, at the option of Security Federal Corporation, be made by check mailed to the address of the person entitled thereto as it appears in the security register.

The debentures will be issued only in fully registered form, without coupons, in denominations of $5,000 and $1,000 increments thereof. No service charge will be made for any registration of transfer or exchange of debentures, but Security Federal Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Because Security Federal Corporation is a holding company, its rights and the rights of its creditors, including the holders of the debentures, to participate in the assets or earnings of any subsidiary through the payment of dividends or otherwise will be subject to the prior claims of the subsidiary's creditors, except to the extent that Security Federal Corporation may itself be a creditor with recognized claims against the subsidiary.

Conversion Rights

The debentures will be convertible into the common stock of Security Federal Corporation at any time up to and including the maturity date (subject to prior redemption by Security Federal Corporation on not less than 30 nor more than 60 days' notice) at the principal amount thereof, initially at the conversion price stated on the cover page hereof (subject to adjustments as described below). The right to convert debentures called for redemption will terminate at the close of business on the redemption date and will be lost if not exercised prior to that time unless

Security Federal Corporation defaults in making the payment due upon redemption. For information as to notices of redemption, see " - Optional Redemption."

The conversion price will be subject to adjustment upon the occurrence of certain events, including:

•	dividends (and other distributions) payable in common stock on any class of capital stock of Security Federal Corporation;

•
the issuance to all holders of common stock of rights, warrants or options entitling them to subscribe for or purchase common stock at less than the current market price (determined as provided in the indenture);

•	subdivisions, combinations and reclassifications of common stock;

•
distributions to all holders of common stock of evidences of indebtedness or assets (including securities, but excluding those dividends, rights, warrants, options and distributions referred to above and dividends and distributions paid exclusively in cash) of Security Federal Corporation;

•
distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in the immediately preceding bullet point or cash distributed upon a merger or consolidation) to all holders of common stock in an aggregate amount that, combined together with (x) all other such all cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (y) the aggregate of any cash and the fair market value of other consideration payable in respect of any tender offer by Security Federal Corporation or any of its subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of Security Federal Corporation's market capitalization (being the product of the current market price of the common stock on the date for the determination of holders of shares of common stock entitled to receive such distribution times the number of shares of common stock then outstanding); and

•
the purchase of common stock pursuant to a tender offer made by Security Federal Corporation or any of its subsidiaries which involves an aggregate consideration that, together with (x) the aggregate of any cash and the fair market value of consideration payable in any other tender offer by Security Federal Corporation or any of its subsidiaries for common stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made and (y) the aggregate amount of any such all-cash distributions referred to in the immediately preceding bullet point above to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of Security Federal Corporation's market capitalization on the expiration of such tender offer.

In no event will any adjustment of the conversion price be required to be made until cumulative adjustments amount to 1% or more of the conversion price as last adjusted.

In addition to the foregoing adjustments, Security Federal Corporation will be permitted to make such adjustment to the conversion price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend or distribution of stock or issuance of rights or warrants will not be taxable to the holders of the common stock.

The indenture does not contain provisions which would afford holders of the debentures protection in the event of a highly leveraged or other transaction involving Security Federal Corporation that may adversely affect holders of the debentures.

In case of certain consolidations or mergers to which Security Federal Corporation is a party or the transfer of substantially all of the assets of Security Federal Corporation, each debenture then outstanding would, without the consent of any holders of debentures, become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of shares of common stock into which such debenture might have been converted immediately prior to such consolidation, merger or transfer (assuming such holder of common stock failed to exercise any rights of election and received per share the kind and amount of securities, cash and other property received per share by a plurality of nonelecting shares).

Fractional shares of common stock will not be issued upon conversion, but, in lieu thereof, Security Federal Corporation will pay a cash adjustment based upon the market price of the common stock. Debentures surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business on such interest payment date (except debentures called for redemption on a redemption date within such period) must be accompanied by payment of an amount equal to the interest thereon which the registered holder is to receive. In the case of any debenture that has been converted after any regular record date but on or before the next interest payment date, interest whose stated maturity is on such interest payment date will be payable on such interest payment date notwithstanding such conversion, and such interest will be paid to the holder of such debenture on such regular record date. Except as described above, no interest on converted debentures will be payable by Security Federal Corporation on any interest payment date subsequent to the date of conversion. No other payment or adjustment for interest or dividends will be made upon conversion.

If at any time Security Federal Corporation makes a distribution of property to its stockholders that would be taxable to such stockholders as a dividend for Federal income tax purposes (i.e., distributions of evidences of indebtedness or assets of Security Federal Corporation, but generally not stock dividends or rights to subscribe for common stock) and pursuant to the antidilution provisions of the indenture, the conversion price of the debentures is reduced, such reduction may be deemed to be the payment of a taxable dividend to holders of debentures. If Security Federal Corporation voluntarily reduces the conversion price for a period of time, holders of the debentures may, in certain circumstances, have taxable income equal to the value of the reduction in the conversion price. holders of debentures could, therefore, have taxable income as a result of an event pursuant to which they received no cash or property that could be used to pay the related income tax.

Fundamental Change Permits Holders to Require Us to Repurchase Debentures

If a fundamental change (as defined below in this section) occurs at any time after the earlier of (i) December 19, 2011 and (ii) the date on which all of the shares of Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, you will have the right, at your option, to require us to repurchase for cash any or all of your debentures, or any portion of the principal amount thereof, that is equal to $1,000 or any multiple of $1,000. The price we are required to pay (the "fundamental change repurchase price") is equal to 101% of the principal amount of the debentures to be repurchased plus accrued and unpaid interest, to but excluding the fundamental change repurchase date (unless the fundamental change repurchase date is between a regular record date and the interest payment date to which it relates, in which case we will pay accrued and unpaid interest to the holder of record on such regular record date). The fundamental change repurchase date will be a business day specified by us that is no later than the 35th calendar day following the date of our fundamental change notice as described below. Any debentures repurchased by us will be paid for in cash.

A "fundamental change" will be deemed to have occurred if any of the following occurs after the earlier of (i) December 19, 2011 and (ii) the date on which all of the shares of Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties:

(1)
a "person" or "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, or the Exchange Act, other than us, our subsidiaries or our or their employee benefit plans, has become the direct or indirect "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(2)
consummation of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination) as a result of which our common stock will be converted into, or exchanged for, stock, other securities, other property or assets or (B) any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a share exchange, consolidation or merger transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such event will not constitute a fundamental change;

(3)	continuing directors cease to constitute at least a majority of our board of directors (or, if applicable, a successor person to us); or

(4)	our shareholders approve any plan or proposal for the liquidation or dissolution of us.

A fundamental change as a result of clause (2) above will not be deemed to have occurred, however, if at least 90% of the consideration received or to be received by our common shareholders, excluding cash payments for fractional shares and cash payments in respect of dissenters' or appraisal rights, in connection with the transaction or transactions otherwise constituting the fundamental change consists of shares of common stock traded on a U.S. national securities exchange or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as "publicly traded securities") and as a result of this transaction or transactions the debentures become convertible into such publicly traded securities, excluding cash payments for fractional shares and cash payments in respect of dissenters' or appraisal rights.

"Continuing director" means a director who either was a member of our board of directors on the date of this prospectus or who becomes a member of our board of directors subsequent to that date and whose election, appointment or nomination for election by our shareholders, is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as nominee for director.

If after the earlier of (i) December 19, 2011 and (ii) the date on which all of the shares of Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties a fundamental change occurs, then on or before the 20th day after the occurrence of the fundamental change, we will provide to all holders of the debentures and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice will state, among other things:

•	the events causing the fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the fundamental change repurchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•
if applicable, that the debentures with respect to which a fundamental change repurchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their debentures.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of Aiken or publish the information on our website or through such other public medium as we may use at that time.

To exercise the repurchase right, you must deliver, on or before the business day immediately preceding the fundamental change repurchase date, subject to extension to comply with applicable law, the debentures to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled "Form of Fundamental Change Repurchase Notice" on the reverse side of the debentures duly completed, to the paying agent. Your repurchase notice must state:

•	the certificate numbers of your debentures to be delivered for repurchase;

•	the portion of the principal amount of debentures to be repurchased, which must be $1,000 or a multiple thereof; and

•	that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture.

You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn debentures;

•	the certificate numbers of the withdrawn debentures; and

•	the principal amount, if any, that remains subject to the repurchase notice, which principal amount must be equal to $1,000 or an integral multiple of $1,000.

We will be required to repurchase the debentures on the fundamental change repurchase date, subject to extension to comply with applicable law. You will receive payment of the fundamental change repurchase price promptly following the fundamental change repurchase date. If the paying agent holds cash sufficient to pay the fundamental change repurchase price of the debentures, immediately following the fundamental change repurchase date, then:

•	the debentures will cease to be outstanding and interest, including defaulted interest, if any, will cease to accrue; and

•
all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price and previously accrued and unpaid interest upon delivery or transfer of the debentures).

In connection with any repurchase offer pursuant to a fundamental change repurchase notice, we will, if required:

•	comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

No debentures may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change repurchase price of the debentures.

The repurchase rights of the holders could discourage a potential acquisition of us. The fundamental change repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the debentures upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our consolidated assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the debentures to require us to repurchase its debentures as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price. Our ability to repurchase the debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. See "Risk Factors—Risks Related to this Offering—We may not have the ability to repurchase the debentures in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of debentures." If we fail to repurchase the debentures when required following a fundamental change, we will be in default under the indenture. In addition, we may in the future incur other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Ranking

The debentures will be senior unsecured obligations of Security Federal Corporation. The debentures will rank:

•
senior in right of payment to all our existing and future unsecured indebtedness if the appropriate instruments defining such indebtedness provide that such indebtedness is subordinate in right of payment to the debentures, including our $5.2 million of floating rate junior subordinated deferrable interest debentures due 2036;

•	equal in right of payment to all of our present and future unsecured indebtedness that is not expressly subordinated; and

•
effectively subordinated to all of our subsidiaries' obligations (including secured and unsecured obligation) and subordinated in right of payment to our secured obligations, to the extent of the assets securing each obligations.

Security Federal Corporation may from time to time incur additional indebtedness constituting senior indebtedness. While the indenture prohibits us from incurring unsecured indebtedness that would be senior in right of payment to the debentures, it does not otherwise prohibit or limit the incurrence of additional indebtedness or indebtedness which is collateralized. We may incur substantial additional amounts of indebtedness in the future.

Optional Redemption

The debentures will be redeemable at Security Federal Corporation's option, subject to obtaining any required approval from the government agency having primary regulatory authority over Security Federal Corporation, in whole or from time to time in part, upon not less than 30 nor more than 60 days' notice mailed to each holder of debentures to be redeemed at such holder's address appearing in the security register, on any date on or after December 1, 2019 and prior to maturity at a redemption price equal to 100% of the principal amount, together in the case of any such redemption with accrued interest to the redemption date (subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date).

Limitations on Dividends, Redemptions, Etc. Upon a Default

The indenture provides that Security Federal Corporation will not:

•	declare or pay any dividend or make any other distribution on any junior securities, except dividends or distributions payable in junior securities; or

•	purchase, redeem or otherwise acquire or retire for value any junior securities, except junior securities acquired upon conversion thereof into other junior securities; or

•	permit a subsidiary to purchase, redeem or otherwise acquire or retire for value any junior securities;

if, at the time such dividend, distribution, purchase, redemption or other acquisition is effected, a default in the payment of any interest upon any debenture when it becomes due and payable or a default in the payment of the principal of (or premium, if any, on) any debenture at its maturity shall have occurred and be continuing.

The term "junior securities" means:

•	shares of common stock of Security Federal Corporation;

•	shares of preferred stock of Security Federal Corporation;

•	shares of any other class or classes of capital stock of Security Federal Corporation;

•	any other non-debt securities of Security Federal Corporation (whether or not such other securities are convertible into junior securities); or

•
unsecured debt securities of Security Federal Corporation (other than the debentures) as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such debt securities do not rank equal in right of payment with the debentures.

Restrictions on Issuance and Sale of Capital Stock or Dispositions of the Bank

The indenture provides that Security Federal Corporation shall not sell, transfer or otherwise dispose of any shares of the capital stock of the Bank or permit the Bank to issue, sell or otherwise dispose of shares of its capital stock, unless, in either case, the Bank remains a wholly-owned subsidiary of Security Federal Corporation. In addition, the indenture provides that Security Federal Corporation shall not permit the Bank to merge or consolidate with any other entity (other than Security Federal Corporation), unless the surviving entity is the Bank or a wholly owned subsidiary of Security Federal Corporation, or permit the Bank to convey or transfer its properties and assets substantially as an entirety to any person, except to Security Federal Corporation or any wholly owned subsidiary of Security Federal Corporation. The indenture also prohibits the Bank from issuing any of its capital stock, preferred or otherwise, which has a priority or preference senior to any capital stock of the Bank held by Security Federal Corporation. At March 31, 2009, the Bank had 100,000 shares of common stock outstanding and no preferred stock outstanding.

Events of Default

The indenture defines an event of default with respect to the debentures as any one of the following events:

•	certain events of bankruptcy of Security Federal Corporation or receivership of any major depository institution subsidiary (as defined in the Indenture);

•	default for 30 days in payment of interest on any debenture;

•
default in payment of principal of (or premium, if any, on) or the fundamental change repurchase price on any debenture when the same shall become due and payable, whether at stated maturity, by acceleration or otherwise;

•	failure by Security Federal Corporation for 60 days after due notice to remedy a default in performance or the breach of any material representation, covenant or warranty in the indenture;

•
failure by Security Federal Corporation or any subsidiary to pay indebtedness for money borrowed in an aggregate principal amount exceeding $5.0 million when due or upon the expiration of any applicable period of grace with respect to such principal amount; or acceleration of the maturity of any indebtedness of Security Federal Corporation or any subsidiary for borrowed money in excess of $5.0 million if such failure to pay or acceleration results from a default under the instrument giving rise to, or securing, such indebtedness and is not annulled within 10 days after due notice has been given, unless the validity of such default is contested by Security Federal Corporation in good faith by appropriate proceedings;

•
the failure of the Bank to meet the criteria required for classification as an "adequately capitalized" insured depository institution under the regulations of the FDIC if such failure is not cured within a period of 90 days from the date of such failure or, if such failure is the result of a change in statute or regulation, such failure is not cured within a period of 180 days from the date of such failure; or

•
at such time as the Bank becomes subject to a statutory or regulatory prohibition against the payment of dividends or other capital distributions and such prohibition is not removed or otherwise made inapplicable within a period of 90 days from the date on which such limitation became effective.

Security Federal Bank is currently the only major depository institution subsidiary of Security Federal Corporation. If any event of default occurs and is continuing, either the Trustee or the holders of not less than 25% in principal amount of the outstanding debentures may declare the principal amount of all debentures to be due and payable immediately, but upon certain conditions such declaration may be rescinded and annulled and past defaults may be waived by the holders of a majority in principal amount of the outstanding debentures on behalf of the holders of all debentures. In case an event of default shall occur and be continuing, the trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders by such appropriate judicial proceedings as the trustee deems most effectual. The indenture does not contain any provisions that would provide protection to holders of the debentures against a sudden and significant decline in credit quality of Security Federal Corporation, resulting from any takeover, recapitalization or similar restructuring of Security Federal Corporation.

The indenture provides that the trustee will give to the holders of the outstanding debentures notice within 90 days after the occurrence of any event of default (or any event which is, or after notice or lapse of time or both would become, an event of default) known to it if uncured or not waived; provided, however, that such notice shall not be given until at least 60 days after the occurrence of an event of default (or any event which is, or after lapse of time or both would become an event of default) in the performance or breach of any material representation, warranty or covenant in the indenture.

The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will not be under an obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable security or indemnity. The indenture provides that the holders of a majority in principal amount of the outstanding debentures may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee, provided that the trustee may decline to act if such direction is contrary to law or the indenture and may take other action deemed proper that is not inconsistent with such direction.

The indenture includes a covenant that Security Federal Corporation will file annually with the trustee a certificate of no default, or specifying any default that exists.

Consolidation, Merger and Sales of Assets

Security Federal Corporation, without the consent of the holders of any of the debentures under the indenture, may consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that:

•	the successor is a person organized and validly existing under the laws of any domestic jurisdiction;

•	the successor person, if other than Security Federal Corporation, assumes Security Federal Corporation's obligations with respect to the debentures and under the indenture,

•	after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both would become an event of default, shall have occurred and be continuing; and

•	certain other conditions are met, including delivery by us to the indenture trustee of an appropriate opinion of counsel.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to repurchase the debentures of such holder as described above.

Limitation on Suits

No holder of any debenture shall have the right to institute any proceeding, judicial or otherwise, with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

•	the holder has previously given written notice to the trustee of a continuing event of default;

•	the holders of not less than 25% in principal amount of the outstanding debentures shall have made written request to the trustee to institute proceedings in respect of such event of default;

•	the holder(s) shall have offered to the trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

•	no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority in principal amount of the outstanding debentures.

Limitation on Transactions with Affiliates

Security Federal Corporation and its subsidiaries will not directly or indirectly enter into any transaction or series of related transactions with any affiliate of Security Federal Corporation (other than Security Federal Corporation or any wholly-owned subsidiary) unless the transaction or series of related transactions is in writing and on terms that are no less favorable to Security Federal Corporation  or the subsidiary, as the case may be, than would be available in a comparable transaction in an arm's-length dealing with a person that is not an affiliate or, in the absence of comparable transactions, on terms that in good faith would be offered to a person that is not an affiliate.

If a transaction or series of related transactions involves aggregate payments in excess of $1,500,000, Security Federal Corporation must also deliver an officers' certificate to the trustee certifying that the transaction or series of related transactions complies with the preceding paragraph and the transaction or series of related transactions has been approved by a majority of the disinterested directors of Security Federal Corporation.

If a transaction or series of related transactions involving aggregate payments in excess of $2,500,000 or, in the event no members of the board of directors of Security Federal Corporation are disinterested directors with respect to any transaction or series of transactions involving aggregate payments in excess of $1,500,000 then:

•
in the case of a transaction involving real property, the aggregate rental or sale price of such real property shall be the fair market rental or sale value of such real property as determined by a written opinion from a certified expert with experience in appraising the terms and conditions of the type of transaction or series of transactions for which approval is required; and

•
in all other cases, Security Federal Corporation delivers to the trustee a written opinion of a certified expert with experience in appraising the terms and conditions of the type of transaction or series of transactions to the effect that the transaction or series of transactions are fair to Security Federal Corporation or such subsidiary from a financial point of view.

The limitations set forth in the paragraph above shall not apply to:

•	transactions entered into pursuant to any agreement in effect on the date of the indenture,

•
residential mortgage, credit card or other consumer loans to an affiliate who is an officer, director or employee of Security Federal Corporation or any of its subsidiaries provided that such loan is made on terms and conditions consistent with the practices and policies of the Bank as of the date of the indenture, or

•
any indemnification by Security Federal Corporation made pursuant to the indemnification provisions contained in Security Federal Corporation's articles of incorporation or bylaws as of the date of the indenture.

An affiliate of Security Federal Corporation generally includes any executive officer, director or 10% stockholder of Security Federal Corporation or the Bank.

Additional Covenants

The indenture contains a number of additional covenants and other provisions relating to the Corporation and its operations, including the following:

Corporate Existence of the Corporation and its Subsidiaries. Subject to the indenture's requirements regarding consolidation, merger, and sales of assets or a fundamental change (as described herein), Security Federal Corporation is required to do or cause to be done all things necessary to preserve and keep in full force and effect the corporate existence, rights (charter and statutory) and franchises of Security Federal Corporation and its subsidiaries; provided, however, that Security Federal Corporation shall not be required to preserve any right or franchise if the board of directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of Security Federal Corporation and the loss thereof is not disadvantageous in any material respect to the holders of the debentures. In addition, the indenture requires that Security Federal Corporation preserve and keep in full force and effect the Bank's status as a wholly owned subsidiary and an insured depository institution and do all things necessary to ensure that deposit accounts of the Bank are insured by the FDIC (or any successor organization) up to the maximum amount permitted by the Federal Deposit Insurance Act and regulations thereunder (or by any succeeding Federal law hereafter enacted).

Maintenance of Insurance. The indenture requires that Security Federal Corporation and its subsidiaries at all times maintain insurance (either in the name of Security Federal Corporation or in the name of the subsidiary) on all of the properties owned by Security Federal Corporation or any subsidiary against loss or damage from hazards and risks to the person, rights and property of others, to the extent that such insurance is usually carried by corporations similarly situated and engaged in like business; provided, however, that Security Federal Corporation or any subsidiary may maintain a self-insurance program covering minor risks conforming to the practices of similar corporations maintaining self-insurance if adequate reserves, are maintained in connection with such program and if such program is not disadvantageous in any material respect to the holders of debentures.

Limitations on Liens on Bank Stock. The indenture provides that Security Federal Corporation shall not create, assume, incur or suffer to exist any mortgage, pledge, encumbrance, lien or charge of any kind upon the capital stock of the Bank, including as security or collateral for indebtedness, or borrowed money or otherwise.

Books and Records. Under the terms of the indenture, Security Federal Corporation and each subsidiary is required to, at all times, keep proper books of record and accounts in which proper entries shall be made in accordance with generally accepted accounting principles and, to the extent applicable, regulatory accounting.

Maintenance of Office or Agency. Security Federal Corporation will maintain an office or agency in each place of payment where debentures may be presented or surrendered for payment, where debentures may be surrendered for transfer or exchange and where notices and demands to or upon Security Federal Corporation in respect of the debentures and this indenture may be served. Security Federal Corporation will give prompt written notice to the trustee of the location, and of any change in the location, of such office or agency. If at any time Security Federal Corporation shall fail to maintain such office or agency or shall fail to furnish the trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the principal corporate trust office of the trustee, and Security Federal Corporation hereby appoints the trustee its agent to receive all such presentations, surrenders, notices and demands.

Limitation on Indebtedness Senior to Debentures. Notwithstanding any other provision in the indenture, Security Federal Corporation shall not incur any indebtedness which would be senior in right of payment to the debentures; provided, however, this limitation shall not affect Security Federal Corporation's ability to incur indebtedness which is collateralized. Indebtedness means, without duplication, any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto) as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness does not rank equal in right of payment with the debentures or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to capital leases), except any such balance that constitutes an accrued expense or trade payable arising in the ordinary course of business (such accrued expenses or trade payables being equal in right of payment to the debentures, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet prepared on a consolidated basis in accordance with GAAP (but does not include contingent liabilities which appear only in a footnote to a balance sheet), and shall also include, to the extent not otherwise included, the guaranty of items which would be included within this definition.

Payment of Taxes and other Claims. Security Federal Corporation will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property; provided, however, that Security Federal Corporation shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings or any such tax assessment, charge or claim if not disadvantageous in any material respect to the holders of the debentures.

Notice of Events of Default or Default. Security Federal Corporation will be required to provide the trustee prompt written notice of any event of default or any event that upon notice or the passage of time or both would become an event of default of which the Company has actual knowledge.

Modification and Waiver

Modifications and amendments of the indenture may be made by Security Federal Corporation and the trustee with the consent of the holders of not less than 66-2/3% in principal amount of the outstanding debentures; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debenture affected thereby;

•	change the stated maturity of the principal of, or time of payment on any installment of interest on, any debenture;

•	reduce the principal amount of, or interest on, any debenture;

•	change the currency of payment of principal of, or rate of interest on, any debenture;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debenture;

•	adversely affect the right to convert debentures;

•
reduce the fundamental change repurchase price of any debenture or amend or modify in any manner adverse to the holders of debentures our obligation to make such payment, whether through an amendment or waiver of provisions in the indenture (including the definitions contained therein) or otherwise;

•	change the ranking of the debentures in a manner adverse to the holders of the debentures;

•	reduce the above-stated percentage of outstanding debentures necessary to modify or amend the indenture; or

•	reduce the percentage of aggregate principal amount of outstanding debentures necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

The holders of not less than a majority in principal amount of the outstanding debentures may on behalf of the holders of all of the debentures waive any past default under the indenture, except a default in the payment of principal of (or premium, if any) or interest on any debenture or in respect of a covenant or provision which cannot be modified without the consent of each holder of debentures affected.

Without the consent of any holder, we and the trustee may amend the indenture to:

•
cure any ambiguity or correct any omission, defect or inconsistency in the indenture, so long as such action will not materially and adversely affect the interests of holders of the debentures; provided that any such amendment made solely to conform the provisions of the indenture to this prospectus supplement will be deemed not to adversely affect the interests of holders of the debentures;

•	provide for the assumption by a successor corporation, partnership, trust or limited liability company of our obligations under the indenture;

•	add guarantees with respect to the debentures;

•	secure the debentures;

•	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

•	make any change that does not materially adversely affect the rights of any holder; or

•	comply with any requirement in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding debentures or by depositing with the trustee or delivering to the holders, as applicable, after the debentures have become due and payable, whether at stated maturity, or any fundamental change repurchase date, or upon conversion or otherwise, cash or shares of common stock sufficient to pay all of the outstanding debentures and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

The indenture also provides that upon compliance with certain conditions we may omit to comply with the covenant described under the headings "-Restrictions on Issuance and Sale of Capital Stock or Dispositions of the Bank", "-Limitations on Dividends, Redemptions, Etc.", "-Limitation on Transactions with Affiliates", "-Additional Covenants-Corporate Existence of the Corporation and its Subsidiaries", "-Additional Covenants-Limitations on Liens on Bank Stock" and certain other covenants set forth in the indenture and any omission to comply with those covenants will not constitute a default or an event of default with respect to the debentures, which we refer to as a "covenant defeasance."

The conditions include:

•
depositing with the trustee money and/or U.S. government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of and interest, if any, on the debentures on the dates such installments of principal and interest are due in accordance with the terms of the indenture and the debentures; and

•
delivering to the trustee an opinion of counsel to the effect that the holders of the debentures will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance.

Calculations in respect of debentures

Except as otherwise provided above, we will be responsible for making all calculations called for under the debentures. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the debentures and the conversion rate of the debentures. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of debentures. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of debentures upon the request of that holder.

Trustee

Wilmington Trust Company is the trustee, security registrar, paying agent and conversion agent. Wilmington Trust Company, in each of its capacities, including without limitation as trustee, security registrar, paying agent and conversion agent, assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

Governing law

The indenture provides that it and the debentures will be governed by, and construed in accordance with, the laws of the State of Delaware.

DESCRIPTION OF THE CAPITAL STOCK

The 5,200,000 shares of capital stock authorized by Security Federal Corporation's articles of incorporation are divided into two classes, consisting of 5,000,000 shares of common stock (par value $.01 per share) and 200,000 shares of serial preferred stock (par value $.01 per share). As of June 30, 2009, there were 2,461,090 shares of our common stock issued and outstanding and 18,000 shares of our preferred stock issued and outstanding, all of which consisted of our Series A Preferred Stock, which we issued, along with a ten-year warrant to purchase 137,966 shares of our common stock, to Treasury on December 19, 2008 pursuant to Treasury's Troubled Asset Relief Program Capital Purchase Program.

Common Stock

General. Each share of common stock has the same relative rights and is identical in all respects with each other share of the common stock. Each holder of common stock is entitled to one vote for each share held on all matters voted upon by stockholders, subject to the limitation discussed under "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions - Provisions of Security Federal Corporation's Articles of Incorporation and Bylaws - Limitation on Voting Rights."  If Security Federal Corporation issues preferred stock, holders of the preferred stock may also possess voting powers. See "-Series A Preferred Stock - Voting Rights."

Liquidation or Dissolution. In the unlikely event of the liquidation or dissolution of Security Federal Corporation, the holders of the common stock will be entitled to receive - after payment or provision for payment of all debts and liabilities of Security Federal Corporation (including all deposits in the Bank and accrued interest thereon) and after distribution of the liquidation account established in the mutual to stock conversion of Security Federal Bank - all assets of Security Federal Corporation available for distribution, in cash or in kind. If preferred stock is outstanding, the holders thereof may have a priority over the holders of common stock in the event of liquidation or dissolution. See "-Series A Preferred Stock - Liquidation Rights."

No Preemptive Rights. Holders of the common stock are not entitled to preemptive rights with respect to any shares which may be issued.

Restrictions on Dividends and Repurchases Under Agreement with Treasury.  The securities purchase agreement we entered into with Treasury in connection with the sale of the Series A Preferred Stock to Treasury provides that prior to the earlier of (i) December 19, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) increase the cash dividend on our common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the Series A Preferred Stock) or trust preferred securities. The securities purchase agreement was attached as Exhibit 10.1 to our Current Report on Form 8-K filed on December 19, 2008 and incorporated herein by reference. See "Where You Can Find More Information."  In addition, the terms of the Series A Preferred Stock prohibit us from paying any dividends on our common stock (or on any series of preferred stock then outstanding ranking junior to the Series A Preferred Stock as to the payment of dividends) unless we are current in our dividend payments on the Series A Preferred Stock.

Except as discussed herein, Security Federal Corporation has no present plans for the issuance of the additional authorized shares of common stock or for the issuance of any additional shares of preferred stock. In the future, the authorized but unissued and unreserved shares of common stock will be available for general corporate purposes, including but not limited to possible issuance as stock dividends or stock splits, in future mergers or acquisitions, under a cash dividend reinvestment and stock purchase plan, in a future underwritten or other public offering, or under an employee stock ownership plan. The authorized but unissued shares of preferred stock will similarly be available for issuance in future mergers or acquisitions, in a future underwritten public offering or private placement or for other general corporate purposes. Except as described above or as otherwise required to approve the transaction in which the additional authorized shares of common stock or authorized shares of preferred stock would be issued, no stockholder approval will be required for the issuance of these shares. Accordingly, the Board of Directors of Security Federal Corporation, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock.

Restrictions on Acquisitions. See "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions" for a description of certain provisions of Security Federal Corporation's articles of incorporation and bylaws which may affect the ability of Security Federal Corporation's stockholders to participate in certain transactions relating to acquisitions of control of Security Federal Corporation.

Dividends. See "Market For Our Common Stock and Dividends."

Preferred Stock

Our articles of incorporation permit our Board of Directors to authorize the issuance of up to 200,000 shares of preferred stock, par value $0.01, in one or more series, without shareholder action. The Board of Directors can fix the designation, powers, preferences and rights of each series. Therefore, without approval of the holders of our common stock or the Series A Preferred Stock (except as may be required under the terms of the Series A Preferred Stock (see "-Series A Preferred Stock-Voting Rights") or by the rules of the NASDAQ Stock Market or any other exchange or market on which our securities may then be listed or quoted), our Board of Directors may authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power or other rights or adversely affect the market value of our common stock and may assist management in impeding any unfriendly takeover or attempted change in control. See "-Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions."

Series A Preferred Stock

This section summarizes specific terms and provisions of the Series A Preferred Stock. The description of the Series A Preferred Stock set forth below is qualified in its entirety by the actual terms of the Series A Preferred Stock. The terms of our Series A Preferred Stock are set forth in the certificate of designation for such stock, which was attached as Exhibit 3.1 to our Current Report on Form 8-K filed on December 23, 2008 and incorporated herein by reference. See "Where You Can Find More Information."

General. The Series A Preferred Stock constitutes a single series of our preferred stock, consisting of 18,000 shares, par value $0.01 per share, having a liquidation preference amount of $1,000 per share. The Series A Preferred Stock has no maturity date. We issued the shares of Series A Preferred Stock to Treasury on December 19, 2008 in connection with the TARP Capital Purchase Program for a purchase price of $18.0 million.

Dividend Rate. Dividends on the Series A Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 5% per annum from December 19, 2008 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2009.

Dividends on the Series A Preferred Stock will be cumulative. If for any reason our Board of Directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if our Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Priority of Dividends. So long as the Series A Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series A Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full.

"Junior Stock" means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Security Federal Corporation. We currently have no outstanding class or series of stock constituting Junior Stock other than our common stock.

"Parity Stock" means any class or series of our stock, other than the Series A Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Security Federal Corporation, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Security Federal Corporation, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of the assets of Security Federal Corporation or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series A Preferred Stock, the holders of the Series A Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series A Preferred Stock, neither a merger or consolidation of Security Federal Corporation with another entity nor a sale, lease or exchange of all or substantially all of Security Federal Corporation's assets will constitute a liquidation, dissolution or winding up of the affairs of Security Federal Corporation.

Redemption and Repurchases. The terms of the Series A Preferred Stock provide that, subject to the prior approval of the Office of Thrift Supervision, the Series A Preferred Stock is redeemable at our option in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $1,000 per share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date, and provided further that the Series A Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the original issuance date (i.e., prior to February 15, 2012) only if (i) we have, or our successor following a business combination with another entity which also participated in the TARP Capital Purchase Program has, raised aggregate gross proceeds in one or more Qualified Equity Offerings  of at least the Minimum Amount and (ii) the aggregate redemption price of the Series A Preferred Stock does not exceed the aggregate net proceeds from such Qualified Equity Offerings by us and any successor. A "Qualified Equity Offering" is defined as the sale for cash by Security Federal Corporation (or its successor) of preferred stock or common stock that qualifies as Tier 1 capital under applicable regulatory capital guidelines. The "Minimum Amount" means $4.5 million plus, in the event we are succeeded in a business combination by another entity which also participated in the TARP Capital Purchase Program, 25% of the aggregate liquidation preference amount of the preferred stock issued by that entity to Treasury.

Subsequent to our issuance of the Series A Preferred Stock, on February 17, 2009, President Obama signed the ARRA into law. Among other things, the ARRA provides that subject to consulting with the appropriate federal banking agency (the Office of Thrift Supervision in our case), Treasury must permit repayment of funds provided under the TARP Capital Purchase Program without regard to whether the institution which received the funds has replaced the funds from any other source, and upon repayment of the assistance, Treasury will liquidate warrants issued by the institution at the current market price. Accordingly, the ARRA effectively permits us to currently cause the redemption of the Series A Preferred Stock, without regard to whether we have raised additional capital in a Qualified Equity Offering or otherwise, subject to Treasury's consultation with the Office of Thrift Supervision.

Shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series A Preferred Stock.

No Conversion Rights. Holders of the Series A Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights. The holders of the Series A Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by South Carolina law.

Whenever dividends have not been paid on the Series A Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of Security Federal Corporation will automatically increase by two and the holders of the Series A Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (the "Preferred Directors") to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A Preferred Stock have been paid in full at which time this right will terminate with respect to the Series A Preferred Stock, subject to revesting in the event of each and every subsequent default by us in the payment of dividends on the Series A Preferred Stock.

Upon any termination of the right of the holders of the Series A Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series A Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders a majority of the outstanding shares of Series A Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term "Voting Parity Stock" means with regard to any matter as to which the holders of the Series A Preferred Stock are entitled to vote, any series of Parity Stock (as defined under "—Priority of Dividends") upon which voting rights similar to those of the Series A Preferred Stock have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

In addition to any other vote or consent required by South Carolina law or by our articles of incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class, is required in order to do the following:

•
amend our articles of incorporation or the articles of amendment for the Series A Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of Security Federal Corporation; or

•
amend our articles of incorporation or the articles of amendment for the Series A Preferred Stock in a way that materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•
consummate a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of Security Federal Corporation with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding or, in the case of a merger or consolidation in which Security Federal Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series A Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series A Preferred Stock prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock and will not require the vote or consent of the holders of the Series A Preferred Stock.

To the extent holders of the Series A Preferred Stock are entitled to vote, holders of shares of the Series A Preferred Stock will be entitled to one for each share then held.

RESTRICTIONS ON ACQUISITIONS OF STOCK AND
RELATED TAKEOVER DEFENSIVE PROVISIONS

The following discussion is a general summary of the material provisions of Security Federal Corporation's articles of incorporation and bylaws and certain other regulatory provisions, which may be deemed to have an "anti-takeover" effect. Please refer to the articles of incorporation of Security Federal Corporation, which is filed as an exhibit to the registration statement of which this prospectus forms a part, for a detailed description of the provisions summarized below. To obtain a copy of our articles of incorporation, see "Where You Can Find More Information."

Provisions of Security Federal Corporation's Articles of Incorporation and Bylaws

Directors. Certain provisions of Security Federal Corporation's articles of incorporation and bylaws impede changes in majority control of the board of directors. Security Federal Corporation's articles of incorporation provides that the board of directors of Security Federal Corporation shall be divided into three classes, with directors in each class elected for three-year staggered terms. Thus, it would take two annual elections to replace a majority of Security Federal Corporation's Board. Security Federal Corporation's articles of incorporation provides that the size of the board of directors shall range from seven to fifteen directors and may be increased or decreased only by a vote of two-thirds of the board. The articles of incorporation also provides that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Finally, the articles of incorporation impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

The articles of incorporation provides that a director may only be removed for cause by the affirmative vote of two-thirds of the shares eligible to vote.

Restrictions on Call of Special Meetings. The articles of incorporation of Security Federal Corporation provides that a special meeting of stockholders may be called only by the chairman of the board, the president, pursuant to a resolution adopted by a majority of the board of directors or as otherwise required by law. Stockholders are not authorized to call a special meeting.

Absence of Cumulative Voting. Security Federal Corporation's articles of incorporation provide that there shall be no cumulative voting rights.

Authorization of Preferred Stock. The articles of incorporation of Security Federal Corporation authorizes 200,000 shares of serial preferred stock, $.01 par value. Security Federal Corporation is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of Security Federal Corporation that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The board of directors has no present plans or understandings for the issuance of any additional shares of preferred stock and does not intend to issue any preferred stock except on terms which the board deems to be in the best interests of Security Federal Corporation and its stockholders.

Limitation on Voting Rights. The articles of incorporation of Security Federal Corporation provides that in no event shall any person acquire beneficial ownership of 15% or more of Security Federal Corporation's voting stock unless prior approval by either two-thirds of the outstanding voting stock at a meeting of stockholders called for such approval or by two-thirds of the board of the directors. In addition, no person may acquire 10% or more of the voting stock of Security Federal Corporation without obtaining all required federal or state approvals or offer to acquire beneficial ownership of 10% or more of the voting stock unless the offer has been approved by two-thirds of the board or all required federal or state approvals have been obtained and we have been furnished at the time of filing a complete copy of all notices, submissions, documents and other information filed pursuant to applicable federal and state law and regulations. Beneficial ownership is to be determined pursuant to Rule 13d-3 of the general rules and regulations of the Exchange Act and, in any event, includes shares beneficially owned by any affiliate of such person, shares which such person or his affiliates (as defined in the articles of incorporation) have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his affiliates have or share investment or voting power but shall not include shares acquired prior to the adoption of these articles of incorporation. These provisions would not affect the ability of any individual to solicit revocable proxies and to vote the shares represented by such proxies. These provisions would also not affect the ability of management to solicit revocable proxies and to vote the shares represented by such proxies.

Procedures for Certain Business Combinations. Security Federal Corporation's articles of incorporation requires that certain business combinations, as defined therein, between Security Federal Corporation (or any majority-owned subsidiary thereof) and a 10% or more stockholder either (1) be approved by at least two-thirds of the total number of outstanding voting shares, voting as a single class, of Security Federal Corporation, and two-thirds of the total number of outstanding voting shares (not including shares held by the 10% stockholder) or (2) be approved by two-thirds of  the continuing board of directors (i.e., persons serving prior to the 10% stockholder becoming such).

Amendment to Articles of Incorporation and Bylaws. Amendments to Security Federal Corporation's articles of incorporation must be approved by a two-thirds vote of Security Federal Corporation's Board of Directors and also by a majority of the outstanding shares of Security Federal Corporation's voting stock, provided, however, that approval by at least two-thirds of the outstanding voting stock is  generally required for certain provisions (i.e., provisions relating to preemptive rights, number, classification, election and removal of directors; amendment of bylaws; call of special stockholder meetings; offers to acquire and acquisitions of control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the articles of incorporation).

The bylaws may be amended by a vote of two-thirds the board of directors or the affirmative vote of  two-thirds of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Other Restrictions on Acquisitions of Stock

South Carolina Anti-Takeover Statute. South Carolina law imposes restrictions on certain transactions between a corporation and certain interested stockholders. South Carolina's "fair price" statute restricts certain business combinations (e.g., mergers and dispositions of assets of a corporation or any subsidiary having an aggregate market value of 10% or more of the total market value of the corporation's outstanding stock) between a corporation and an interested stockholder (e.g., a beneficial owner of 10% or more of the voting power of the outstanding shares of a corporation). The fair price statute generally precludes a corporation from engaging in any business combination with an interested stockholder within two years after the acquisition pursuant to which the stockholder became an interested stockholder, unless (1) either the business combination or the acquisition pursuant to which the interested stockholder became interested was approved by the board of directors before the acquisition, (2) the business combination is approved by the affirmative vote of the holders of a majority of the outstanding shares not beneficially owned by the interested stockholder or his affiliates or associates at a meeting called for that purpose at least two years after the acquisition pursuant to which the interested stockholder became interested, or (3) certain minimum price criteria are satisfied.

South Carolina's "fair price" statue was intended to ensure that all stockholders of a South Carolina corporation would receive comparable prices per share for stock sold to an interested stockholder in a business combination. The statute was designed to eliminate coercive "two-tiered" pricing arrangements to gain control of corporations, whereby a tender offer is initiated as the first step in a business combination, with a higher price per share being offered to those stockholders who initially tender their shares to the potential acquirer, and a lower price to the minority of stockholders who initially elect not to tender their stock. The statute addresses this potential for unequal treatment of minority stockholders by imposing special voting requirements on business combinations involving an interested stockholder.

Federal Law. Security Federal Bank is a federal savings bank. Acquisitions of control of Security Federal Bank by an individual are governed by the Change in Bank Control Act, and by another company are governed by Section 10 of the Home Owners' Loan Act. The OTS has promulgated regulations under these laws.

The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other individuals, may acquire control of a federal savings bank, unless the OTS has been given 60 days prior written notice. Similar notice is required to be provided to the OTS by an individual acquiring a similar ownership interest in a savings association holding company. The Home Owners' Loan Act provides that no company may acquire "control" of a savings association without the prior approval of the OTS. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the OTS. In addition, acquisitions of control of a savings association holding company by another company are subject to the approval of the OTS.

Pursuant to OTS regulations, control of a savings institution or its holding company is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or its holding company or the ability to control the election of a majority of the directors of an institution or its holding company. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution or its holding company, where certain enumerated "control factors" are also present in the acquisition. The OTS may prohibit an acquisition of control if:

•	it would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

These restrictions do not apply to the acquisition of a savings institution's or its holding company's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations of the purchase, ownership and disposition of debentures and the shares of common stock into which the debentures may be converted. This summary is based upon provisions of the Internal Revenue Code of 1986 or the Code, applicable regulations, administrative rulings and judicial decisions in effect as of the date hereof, any of which may subsequently be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. Except where noted, this summary deals only with a debenture or share of common stock held as a capital asset by a beneficial owner who purchased the debenture on original issuance at its "issue price". This summary does not address all aspects of U.S. federal income taxation and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•
tax consequences to holders who may be subject to special tax treatment, including dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, or traders in securities that elect to use a mark-to-market method of accounting for their securities;

•
tax consequences to persons holding debentures or common stock as a part of a hedging, integrated or conversion transaction or a straddle or persons deemed to sell debentures or common stock under the constructive sale provisions of the Code;

•	tax consequences to U.S. holders (as defined below) of debentures or shares of common stock whose "functional currency" is not the U.S. dollar;

•	tax consequences to investors in pass-through entities;

•	alternative minimum tax consequences, if any;

•	any state, local or foreign tax consequences; and

•	estate or gift tax consequences, if any.

If a partnership holds debentures or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the debentures or shares of common stock, you should consult your tax advisors.

If you are considering the purchase of debentures, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

As used herein, the term "U.S. holder" means a beneficial owner of debentures or shares of common stock received upon conversion of the debentures that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if it

(1)	is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or

(2)	has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Consequences to U.S. Holders

Interest

Interest paid on the debentures will be taxable as ordinary income.

Redemption

Upon a redemption or repurchase of the debentures, an original holder will recognize gain or loss equal to the difference between the amount of cash received (other than cash received on account of accrued interest which will be taxable as ordinary income) and the holder's tax basis in the debentures received. Such gain or loss will be capital gain or loss, provided that the debentures were held as capital assets, and will be long-term gain or loss if the debentures were held for more than one year.

Sale or Exchange

The sale or exchange of debentures or common stock to or with a person other than Security Federal Corporation will result in the recognition of gain or loss equal to the difference between the consideration received (i.e., cash plus the fair market value of other property) and the holder's tax basis in such debentures or common stock. Such gain or loss will be capital gain or loss, if the debentures were held as capital assets, and will be long-term if the holding period for such debentures or common stock exceeds one year.

Conversion into Common Stock

No gain or loss will be realized upon the conversion of debentures into shares of common stock. However, a holder that receives cash in lieu of a fractional share will be treated as having received such fractional share and having exchanged it for cash in a redemption. A holder's basis in common stock received upon the conversion of debentures will equal the adjusted tax basis of the debentures converted, and, provided the debentures are held as capital assets, the holding period of such common stock will include the holding period of the debentures converted.

Adjustment of Conversion Price

Adjustments to the conversion price of the debentures, such as to reflect taxable distributions with respect to the common stock (but generally not for nontaxable stock dividends or stock splits) may be deemed to be a taxable distribution to holders of the debentures. For example, conversion price adjustments incident to a taxable distribution of evidences of indebtedness or certain assets of Security Federal Corporation to holders of its common stock might result in such a taxable distribution. In certain circumstances, the absence of an adjustment in the conversion price of the debentures also may be deemed to be a taxable distribution to the holders of debentures.

Backup Withholding

Holders of debentures may be subject to backup withholding on interest and on the proceeds of any redemption or other disposition of debentures. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the taxpayer is notified by the Internal Revenue Service that the taxpayer has failed to report payments of interest or dividends properly. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder's U.S. federal income tax liability, provided the required information is furnished timely to the Internal Revenue Service. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

PLAN OF DISTRIBUTION AND PROCEDURE FOR PURCHASING DEBENTURES

We are offering a minimum of $5.0 million and a maximum of $15.0 million in principal amount of debentures. The debentures will be sold directly to the public by directors, executive officers and certain salaried employees of Security Federal Corporation. The debentures will be sold in minimum denominations of $5,000 and increments of $1,000 thereafter, up to a maximum amount of $1.0 million per subscriber. Subscriptions may be made on the order form accompanying this prospectus. We will not accept subscriptions that would cause any investor to own or control more than 10% of our common stock following completion of this offering, including shares issuable upon the conversion of the debentures, unless this limitation is waived in one or more instances by our board of directors. We will sell shares only by subscription, on a first priority basis to existing shareholders of record located in the states of South Carolina and Georgia as of _________________, 2009 and then, to the extent available, to members the general public located in the states of South Carolina and Georgia. Our directors, director emeritus and executive officers intend to subscribe for approximately $2.7 million of debentures in this offering in their capacity as existing shareholders. If there are not enough debentures to satisfy all accepted subscriptions from existing shareholders, $5,000 in debentures will be first allocated among these subscribing shareholders based upon the order in which the subscription was first received. Thereafter, any debentures remaining will be allocated among subscribing shareholders whose subscriptions remain unsatisfied in the same proportion that the unfilled order of each such subscribing shareholder bears to the total unfilled order of all subscribing shareholders. To the extent there are debentures remaining after satisfaction of all accepted subscriptions from existing shareholders, subscriptions from the general public will be satisfied. If debentures are available for accepted subscribers from the general public but there are insufficient debentures to satisfy all of these subscriptions from the general public, debentures will be first allocated so as to permit each subscribing member of the general public, if possible, to purchase $5,000 in debentures based upon the order in which the subscription was first received. After that, remaining debentures will be allocated among subscribers from the general public whose orders remain unsatisfied in the same proportion that the unfilled order of each such subscriber bears to the total unfilled orders of all such subscribers from the general public. All orders are subject to acceptance, in whole or in part, by Security Federal Corporation, must be accompanied by full payment and received prior to the termination of the offering. Security Federal Corporation reserves the right to reject any subscriptions, in whole or in part for any reason whatsoever, prior to release of the subscription funds to it, and may, in its sole discretion, elect to accept subscriptions for a lower number of debentures than is subscribed for by any person. Any payment made in connection with any order that is not accepted will be promptly refunded. Payment for debentures may be made by a check payable to "Security Federal Corporation." We will not escrow your subscription funds. Subscription funds will be deposited into an account at our subsidiary, Security Federal Bank. You will become a debenture holder when we accept your subscriptions and issue a debenture to you after receipt of at least $5.0 million in subscriptions and the completion of the offering. The offering is scheduled to end on _____________, 2009, but we may extend the offering until __________, 2009, at the latest. If subscriptions for a total of at least $5.0 million of debentures is not received by ____________, 2009, no debentures will be sold and subscribers' funds will be refunded promptly, with each subscriber's pro rata share of any interest actually earned on subscription funds. There is no selling agent or underwriter involved in this offering. Our directors officers and certain employees will offer and sell the debentures on a best-efforts basis without compensation. Once we accept your subscription, you may not revoke it without our consent. We may also terminate the offering at any time.

LEGAL MATTERS

Certain legal matters in connection with the debentures and the shares of common stock issuable upon conversion of the debentures will be passed upon for us by Breyer & Associates PC, McLean, Virginia.

EXPERTS

Our consolidated balance sheets as of March 31, 2009 and March 31, 2008 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended March 31, 2009 have been audited by Elliott Davis LLC, as stated in their report incorporated herein, and have been so included in reliance on the report of this firm given upon their authority as an expert in accounting and auditing.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.                      Other Expenses of Issuance and Distribution

Amount(1)
*	Registrant's Legal Fees and Expenses	$
*	Registrant's Accounting Fees and Expenses
*	Trustee Fees and Expenses
*	Printing, Postage and Mailing, EDGAR
*	Filing Fees
*	Blue Sky legal fees and filing fees
*	Certificate Printing
*	Other
*	Total	$
________
*	Amounts to be included by amendment

Item 14.                      Indemnification of Directors and Officers

Article XIV of the Registrant’s Articles of Incorporation  requires indemnification of directors, officers, employees, trustees and agents of the Registrant for expenses actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed action, suit or proceeding.

Chapter 8, Article 5 of the South Carolina Business Corporation Act provides for permissible, mandatory and court-ordered indemnification of directors, officers, employees and agents in certain circumstances. Sections 33-8-510, 33-8-520 and 33-8-560 provide as follows:

33-8-510  AUTHORITY TO INDEMNIFY. (a) Except as provided in subsection (d), a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he reasonably believed: (i) in the case of conduct in his official capacity with the corporation, that his conduct was in the best interest: and (ii) in all other cases, that his conduct was at least not opposed to its best interest; and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

(b) A director’s conduct with respect to an employee benefit plan for a purpose he reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection (a)(2)(ii).

(c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

(d) A corporation may not indemnify a director under this section: (1) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (2) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

(e) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

33-8-520  MANDATORY INDEMNIFICATION.  Unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

33-8-560  INDEMNIFICATION OF OFFICERS, EMPLOYEES, AND AGENTS.  Unless a corporation’s articles of incorporation provide otherwise: (1) an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 33-8-520, and is entitled to apply for court-ordered indemnification under Section 33-8-540, in each case to the same extent as a director; (2) the corporation may indemnify and advance expenses under this subchapter to an officer, employee, or agent of the corporation who is not a director to the same extent as to a director; and (3) a corporation also may indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

Section 33-8-570 also authorizes a corporation to purchase and maintain insurance for directors, officers, employees and agents against liability arising from their positions, whether or not the corporation would have the power to indemnify against the same liability under Section 33-8-510 or Section 33-8-520.

The Registrant maintains directors’ and officers’ liability insurance for the benefit of its directors and officers.

Item 15.                      Recent Sales of Unregistered Securities

Not Applicable.

Item 16.                      Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)           List of Exhibits

See the Exhibit Index filed as part of this Registration Statement.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.                      Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Aiken, State of South Carolina, on July 9, 2009.

SECURITY FEDERAL CORPORATION

/s/Timothy W. Simmons
By: Timothy W. Simmons
President, Chief Executive Officer and Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy W. Simmons and Roy G. Lindburg, or either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/Timothy W. Simmons                                                                                                                                                 Date:  July 9, 2009
Timothy W. Simmons
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/Roy G. Lindburg                                                                                                                                                         Date:  July 9, 2009
Roy G. Lindburg
Chief Financial Officer and Director
(Principal Financial and Accounting Officer)

/s/T. Clifton Weeks                                                                                                                                                        Date:  July 9, 2009
T. Clifton Weeks
Chairman of the Board of Director

/s/J. Chris Verenes                                                                                                                                                        Date:  July 9, 2009
J. Chris Verenes
President of Security Federal Bank and Director
Of Security Federal Corporation and Security Federal Bank

/s/Gasper L. Toole III                                                                                                                                                      Date:  July 9, 2009
Gasper L. Toole III
Director

/s/Robert E. Alexander                                                                                                                                                    Date: July 9, 2009
Robert E. Alexander
Director

/s/Thomas L. Moore                                                                                                                                                      Date:  July 9, 2009
Thomas L. Moore
Director

/s/William Clyburn                                                                                                                                                    Date:  July 9, 2009
William Clyburn
Director

/s/Frank M. Thomas, Jr.                                                                                                                                                   Date:  July 9, 2009
Frank M. Thomas, Jr.
Director

EXHIBIT INDEX

Exhibits:

3.1           Articles of Incorporation for Security Federal Corporation (1)

3.2	Articles of Amendment, including Certificate of Designation relating to the Company’s Fixed Rate Cumulative Perpetual Preferred Stock Series A (2)

3.3           Bylaws of Security Federal Corporation (3)

4.1           Form of Stock Certificate of Security Federal Corporation (4)

4.2	Warrant to purchase shares of the Company’s common stock dated December 19, 2008 (2)

4.3	Letter Agreement (including Securities Purchase Agreement – Standard Terms, attached as Exhibit A) dated December 19, 2008 between the Company and the United States Department of the Treasury(2)

4.4	Form of Indenture with respect to the Registrant’s 8.0% Convertible Senior Debentures Due 2029

4.5	Specimen Convertible Senior Debenture Due 2029 (found in Sections 2.02 and 2.03 of the Form of Indenture filed as Exhibit 4.4)

5.0           Opinion of Breyer & Associates, PC re: Legality of Securities Being Registered

10.1         1993 Salary Continuation Agreements(5)

10.2         Amendment One to 1993 Salary Continuation Agreement(6)

10.3         Form of 2006 Salary Continuation Agreement(7)

10.4         1999 Stock Option Plan(3)

10.5         1987 Stock Option Plan(5)

10.6         2002 Stock Option Plan(8)

10.7         2006 Stock Option Plan(9)

10.8         2008 Equity Incentive Plan(5)

10.9	Form of incentive stock option agreement and non-qualified stock option agreement pursuant to the 2006 Stock Option Plan(9)

10.10       2004 Employee Stock Purchase Plan(11)

10.11        Incentive Compensation Plan(5)

10.12         Form of Security Federal Bank Salary Continuation Agreement(12)

10.13          Form of Security Federal Split Dollar Agreement(12)

10.14          Form of Compensation Modification(2)

21.0           Subsidiaries of the Registrant

23.1           Consent of Breyer & Associates, PC (included in Exhibit 5.0)

23.2           Consent of Elliott Davis, LLC.

24.0           Power of Attorney, included in signature page

25.0           Form T-1: Statement of Eligibility of Trustee

99.1	Subscription Order Form and Instructions
__________
(1)	Included as an exhibit to the Registrant’s 1998 Proxy Statement filed on June 26, 1998 and incorporated herein by reference.
(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K on December 23, 2008.
(3)	Included as an exhibit to the Registrant’s Registration Statement on Form S-8 filed on March 2, 2000 and incorporated herein by reference.
(4)	Included as an exhibit to the Registrant’s Registration Statement on Form 8-A filed on August 12, 1987 and incorporated herein by reference.
(5)	Filed on June 28, 1993, as an exhibit to the Registrant's Annual Report on Form 10-KSB and incorporated herein by reference.
(6)	Filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1993 and incorporated herein by reference.
(7)	Filed on May 24, 2006 as an exhibit to the Registrant's Current Report on Form 8-K dated May 18, 2006 and incorporated herein by reference.
(8)	Filed on June 19, 2002 as an exhibit to the Registrant's Proxy Statement and incorporated herein by reference.
(9)	Filed on August 22, 2006, as an exhibit to the Registrant’s Registration Statement on Form S-8 (Registration Statement No. 333-136813) and incorporated herein by reference.
(10)	Filed on June 20, 2008, as an exhibit to the Registrant’s Proxy Statement and incorporated herein by reference.
(11)	Filed on June 18, 2004 as an exhibit to the Registrant’s Proxy Statement and incorporated herein by reference.
(12)	Filed on May 24, 2006 as an exhibit to the Registrant’s Current Report on Form 8-K and incorporated herein by reference.
(13)	Filed on June 27, 2007, as an exhibit to the Registrant’s Annual Report on Form 10-K and incorporated herein by reference.